     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1996.

                                           REGISTRATION STATEMENT NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            PARKER DRILLING COMPANY
             (Exact name of registrant as specified in its charter)

           DELAWARE                         1380                        76-0618660
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)      Identification Number)

                                                                                   JAMES J. DAVIS
             8 EAST THIRD STREET                                                8 EAST THIRD STREET
            TULSA, OKLAHOMA 74103                                              TULSA, OKLAHOMA 74103
                (918) 585-8221                                                     (918) 585-8221
 (Address, including zip code, and telephone                          (Name, address, including zip code, and
  number, including area code, of registrant's                         telephone number, including area code,
  principal executive offices)                                         of agent for service)

                                   Copies to:

         P. DAVID NEWSOME, JR., ESQ.                   GEORGE W. BILICIC, JR., ESQ.
 CONNER & WINTERS, A PROFESSIONAL CORPORATION            CRAVATH, SWAINE & MOORE
  2400 FIRST PLACE TOWER, 15 EAST 5TH STREET        WORLDWIDE PLAZA, 825 EIGHTH AVENUE
            TULSA, OKLAHOMA 74103                        NEW YORK, NEW YORK 10019
                (918) 586-5711                                (212) 474-1000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                             ---------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

===============================================================================================
                                                      MAXIMUM         MAXIMUM
                                     AMOUNT           OFFERING       AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF                TO BE          PRICE PER        OFFERING    REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED(1)       UNIT(1)         PRICE(1)         FEE
- -----------------------------------------------------------------------------------------------
Common Stock ($.16 2/3 par
  value)....................... 8,050,000 shares(2)      $7.375     $59,368,750      $20,472
===============================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) with respect to the Common Stock based upon the average of the high and low prices reported on the New York Stock Exchange on May 22, 1996.

(2) Includes 1,050,000 shares which may be purchased by the Underwriters pursuant to an over-allotment option.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


PROSPECTUS         SUBJECT TO COMPLETION, DATED MAY 30, 1996

 [PARKER DRILLING LOGO]                 7,000,000 SHARES
                                    PARKER DRILLING COMPANY
                                         COMMON STOCK

                             ---------------------

     All of the shares of Common Stock offered hereby are being sold by Parker Drilling Company (the "Company"). The Common Stock is listed on the New York
Stock Exchange under the symbol PKD. On             , 1996, the last reported
sale price of the Common Stock on the New York Stock Exchange was $          per
share. See "Price Range of Common Stock and Dividends."

                             ---------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                             PRICE TO        UNDERWRITING      PROCEEDS TO
                                              PUBLIC         DISCOUNT(1)        COMPANY(2)
                                        ------------------------------------------------------
Per Share...............................         $                $                 $
Total(3)................................         $                $                 $

- ---------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be
    $          .
(3) The Company has granted the several Underwriters a 30-day option to purchase up to an additional 1,050,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          , and
    $          , respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by the Underwriters. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the shares of the Common Stock will be
made against payment therefor in New York, New York, on or about           ,
1996.

                               ------------------

                           JEFFERIES & COMPANY, INC.

            , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1995;

          (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended November 30, 1995 and February 29, 1996; and

          (iii) the description of the Common Stock contained in the Company's registration statement on Form 8-A, dated June 16, 1969, including any amendment or report heretofore or hereafter filed for the purpose of updating the description of the Common Stock contained therein.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO PUBLIC RELATIONS DEPARTMENT, PARKER DRILLING COMPANY, 8 EAST THIRD STREET, TULSA, OKLAHOMA 74103, TELEPHONE (918) 585-8221.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option with respect to the sale of the Common Stock will not be exercised. References to "Parker" or the "Company" in this Prospectus include Parker Drilling Company and, unless the context otherwise requires, its subsidiaries.

                                  THE COMPANY

GENERAL

     Parker Drilling Company is a leading provider of land contract drilling services on a worldwide basis to major, independent and foreign national oil companies. Since its inception in 1934, the Company has provided drilling services throughout the United States and 46 foreign countries, giving it the broadest geographical representation of any land drilling contractor. Currently, the Company has 46 international rigs in 13 countries and 39 rigs in the United States. The Company specializes in the drilling of deep and difficult wells and drilling in remote and harsh environments. Parker also provides a range of services that are ancillary to its principal drilling services, including engineering, logistics and construction, as well as various types of project management.

     Internationally, the Company is focused primarily in South America and the Asia Pacific region where it specializes in drilling that often requires equipment specially designed to be transported by helicopter, barge or other vehicles into difficult access areas such as jungle, mountainside or desert locations. Parker's 23 heli-rigs, with technologically advanced pumps and power generation systems that are capable of drilling difficult wells in excess of 15,000 feet, have established Parker as the dominant operator in the heli-rig market. The Company has also historically been a pioneer in new markets or "frontier areas" such as China, the republics of the former Soviet Union, and more recently, Vietnam. International operations accounted for approximately 82% of Parker's fiscal 1995 revenues. Domestically, the Company operates primarily in the Rocky Mountain, Mid-Continent and Gulf Coast regions and the arctic region of Alaska. Within the lower 48 states, Parker traditionally has specialized in the drilling of deep gas wells, often in excess of 20,000 feet. Domestic operations provided approximately 18% of the Company's fiscal 1995 revenues.

     The Company has developed an international reputation for providing efficient, quality drilling services. This reputation has allowed Parker to develop relationships with certain major and national oil companies which are increasingly seeking to establish preferred contractor relationships or alliances. Management believes that these relationships may result in longer term work and increased profitability for the Company.

INDUSTRY OVERVIEW

     In recent years, many major and independent oil companies have directed a greater portion of their exploration budgets to foreign markets. This is particularly true in South America and the Asia Pacific region, where the demand for land rigs has increased significantly. The Company has benefitted from this trend due to its long-standing presence in these markets and has been able to deploy rigs under longer term contracts at higher dayrates and operating margins than domestic operations. Management believes that the demand for drilling services in international markets will continue to grow as demand for oil and gas increases in developing countries and as countries dependent on oil and gas revenues seek to increase their production. The Company intends to capitalize on its global presence and substantial international experience to pursue growth opportunities in both current and developing markets.

     In the U.S., the land drilling industry is characterized by an oversupply of rigs and a large number of competitors, which has resulted in lower utilization and profitability for many drilling contractors. Over the past year, however, increasing gas prices in certain areas of the United States have led to a marked increase in drilling in such regions. In addition, the U.S. land drilling market has undergone significant consolidation.

Parker believes that the activity in U.S. markets will improve over time due to the growing dependency by the U.S. on volatile foreign energy sources and the abundance of U.S. natural gas.

BUSINESS STRATEGY

     The Company's traditional business strategy has been to focus on domestic and international markets that require the drilling of deep and difficult wells and wells in remote areas of difficult access. The Company has pursued this strategy by providing quality service and equipment to its customers. In 1995, the Company refined its business strategy to adapt to changing market conditions and build on its traditional strengths. The Company's current strategy is to:
(i) expand its presence in core markets and enter new productive markets; (ii) increase the provision of integrated services; (iii) seek acquisitions of complementary businesses; and (iv) further streamline operations by reducing operating costs and eliminating non-productive assets.

  Expand Core Markets and Enter New Markets

     The Company has redeployed a portion of its rig fleet to concentrate its activities and increase critical mass in its core markets worldwide. The Company transferred rigs from Yemen, Italy, the Congo, Indonesia and the U.S. to more active markets in Colombia and in northern and western Argentina. In the geothermal market, Parker strengthened its position by moving a rig to New Zealand and is currently moving two rigs to Indonesia. The Company has expanded its role as a provider of technical expertise through a joint venture agreement in China and a labor services agreement in Russia. Domestically, the Company has moved three deep drilling rigs into the active Gulf Coast market.

     The recent growth in drilling activity in certain markets in South America, the Asia Pacific region and Africa has created significant growth opportunities for the Company. In response to these recent trends, the Company intends to increase its level of activity in countries in these regions where it currently operates and to aggressively market additional rigs in countries such as Venezuela and Algeria.

  Increase Provision of Integrated Services

     To complement its drilling services, the Company provides integrated services, which include logistics, engineering, construction and other ancillary services as well as various types of project management for oil and gas drilling operations. The Company has entered into agreements for the provision of engineering services for drilling programs in Argentina and the provision of specialized services for the construction and mobilization of two rigs on offshore platforms in connection with a labor contract in the South China Sea. As oil and gas companies continue to reduce overhead, the Company believes that opportunities will increase for it to generate revenue by providing services ancillary to its drilling services without incurring significant capital expenditures.

  Acquisitions of Complementary Businesses

     There has been a significant consolidation in the oil service industry as companies have sought to increase market share and diversify and expand the scope of services they offer. During 1995, Parker formally engaged the services of an investment banking firm to assist in identifying and pursuing acquisition candidates that would allow the Company to provide a broader range of drilling and related oil field services to its customers. The Company intends to actively pursue opportunities for growth and diversification within the industry.

  Streamline Operations

     As part of its efforts to further streamline operations and reduce costs, the Company closed offices and other facilities in Oklahoma City, Ecuador and Yemen and reduced overhead in southern Argentina. Excess worldwide equipment and inventories and domestic real estate have been sold. In addition, over the last 18 months, Parker reduced its rig fleet by 11 rigs. As a result of these steps, the Company expects to realize annual cost savings, including depreciation, of approximately $5 million.

                                  THE OFFERING

Common Stock Offered.................      7,000,000 shares

Common Stock Outstanding:

  Before the Offering(1).............      56,219,291 shares

  After the Offering(1)..............      63,219,291 shares

Use of Proceeds......................      The net proceeds to the Company from
                                           the sale of the Common Stock offered
                                           hereby are estimated to be
                                           approximately $49.1 million. The
                                           Company intends to use such net
                                           proceeds to fund currently scheduled
                                           capital expenditures and expand
                                           international operations. The
                                           remaining net proceeds may be used in
                                           conjunction with existing cash and
                                           cash generated from operations to
                                           facilitate acquisitions of oil
                                           service-related businesses, to
                                           upgrade, acquire or build new rigs
                                           for international and domestic
                                           markets and for general corporate
                                           purposes. See "Use of Proceeds."

New York Stock Exchange Symbol.......      PKD
- ---------------

(1) Excludes, as of April 30, 1996, (i) 30,000 shares of Common Stock issuable upon exercise of outstanding options under the Company's 1994 Non-Employee Director Stock Option Plan, and (ii) 823,348 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1994 Executive Stock Option Plan.

                     SUMMARY OF CONSOLIDATED FINANCIAL DATA

     The following table presents for the periods indicated certain historical consolidated financial data for the Company. The following information should be read together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The results for the six months ended February 29, 1996 are not necessarily indicative of results for the full year.

                                     SIX MONTHS ENDED
                                ---------------------------                 YEAR ENDED AUGUST 31,
                                FEBRUARY 29,   FEBRUARY 28,  ----------------------------------------------------
                                    1996           1995        1995       1994       1993       1992       1991
                                ------------   ------------  --------   --------   --------   --------   --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues......................   $ 80,639      $ 72,021    $157,371   $152,424   $100,801   $123,332   $112,818
                                  ---------      --------    --------   --------   --------   --------   --------
  Operating expense:
    Drilling and other..........     56,807        54,532     118,060    121,295     75,188     82,203     85,463
    Depreciation, depletion and
      amortization..............     10,712        10,926      21,643     21,950     20,400     20,550     14,712
    General and
      administrative............     10,628        10,155      19,165     18,314     17,593     18,385     15,440
    Provision for reduction in
      carrying value of certain
      assets....................         --            --          --     19,718         --     19,257      3,268
                                  ---------      --------    --------   --------   --------   --------   --------
                                     78,147        75,613     158,868    181,277    113,181    140,395    118,883
                                  ---------      --------    --------   --------   --------   --------   --------
  Operating income (loss).......      2,492        (3,592)     (1,497)   (28,853)   (12,380)   (17,063)    (6,065)
  Other income and (expense)....      2,521         3,823       8,597      1,934      1,356      8,692      9,668
                                  ---------      --------    --------   --------   --------   --------   --------
  Income (loss) from continuing
    operations before income
    taxes.......................      5,013           231       7,100    (26,919)   (11,024)    (8,371)     3,603
  Income tax expense (benefit)..      2,775         1,255       3,184      1,887       (337)     2,795      1,626
                                  ---------      --------    --------   --------   --------   --------   --------
  Income (loss) from continuing
    operations..................      2,238        (1,024)      3,916    (28,806)   (10,687)   (11,166)     1,977
  Discontinued operations --
    gain on disposal (net of
    taxes)......................         --            --          --         --         --         --      1,184
                                  ---------      --------    --------   --------   --------   --------   --------
  Net income (loss).............      2,238        (1,024)      3,916    (28,806)   (10,687)   (11,166)     3,161
    Preferred stock dividends...         --            --          --         --          6         18         25
                                  ---------      --------    --------   --------   --------   --------   --------
  Earnings (loss) applicable to
    common stock................   $  2,238      $ (1,024)   $  3,916   $(28,806)  $(10,693)  $(11,184)  $  3,136
                                  =========      ========    ========   ========   ========   ========   ========
  Weighted average shares
    outstanding.................     55,950        54,611      55,333     54,248     53,082     52,115     52,189
EARNINGS (LOSS) PER COMMON
  SHARE:
    Income (loss) from
      continuing operations.....        .04          (.02)        .07       (.53)      (.20)      (.21)       .04
    Net income (loss)...........        .04          (.02)        .07       (.53)      (.20)      (.21)       .06
OTHER OPERATING DATA:
  EBITDA(1).....................   $ 16,622      $ 12,564    $ 30,933   $ 16,056   $ 12,405   $ 34,429   $ 24,521

                                                                               AS OF FEBRUARY 29, 1996
                                                                               -----------------------
                                                                                ACTUAL        AS ADJUSTED(2)
                                                                               --------       --------
BALANCE SHEET DATA (UNAUDITED):
  Total assets...............................................................  $222,466       $271,566
  Working capital............................................................    53,454        102,554
  Total debt.................................................................     1,762          1,762
  Total stockholders' equity.................................................   191,783        240,883

- ---------------

(1) EBITDA represents income before income taxes, interest expense, depreciation, depletion, amortization and certain other non-cash charges. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(2) Reflects the issuance of 7,000,000 shares of Common Stock by the Company at an assumed public offering price of $7.50 per share, resulting in estimated net proceeds of $49.1 million.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, as well as the other information set forth in this Prospectus.

INDUSTRY CONDITIONS; IMPACT ON COMPANY'S OPERATING RESULTS

     The Company's revenues and earnings are affected directly by the worldwide level of oil and gas exploration and development activity. The level of such activity is affected by many factors over which the Company has no control, including, among others, the market prices of oil and gas, the volatility of such prices, the levels of production by, and other activities of, the Organization of Petroleum Exporting Countries and other oil and gas producers, governmental regulation and trade restrictions, the level of worldwide economic activity, political stability in major oil producing areas, the development of alternate energy sources and the long-term effect of worldwide energy conservation measures. Since the early 1980's, the contract drilling business has been severely impacted by the decline and continued instability in the prices of oil and natural gas. Substantial uncertainty exists as to the future level of oil and gas drilling activity.

RISKS OF INTERNATIONAL OPERATIONS

     A major portion of the Company's operations are conducted in international markets, including significant operations in South America and the Asia Pacific region. International activities accounted for approximately 78% and 82% of the Company's operating revenues for the six months ended February 29, 1996 and year ended August 31, 1995, respectively. In addition to the risks inherent in the drilling business, the Company's international operations are subject to certain political, economic and other uncertainties, including among others, risks of war and civil disturbances, expropriation, nationalization, termination of existing contracts, taxation policies, foreign exchange restrictions and fluctuations and other risks arising out of foreign governmental sovereignty over certain areas in which the Company conducts operations. Although the Company seeks to protect against such risks through insurance, there is no assurance that insurance will be available for all these risks and for all operating areas or will be sufficient to cover all losses that could be incurred. Losses from these factors could be material in those countries which contain a significant concentration of the Company's assets.

OPERATING HAZARDS; UNINSURED RISKS

     The Company's drilling operations are subject to various hazards inherent in the drilling of oil and gas wells, including blowouts, reservoir damage, loss of well control, cratering, and oil and gas well fires. Such events can result in personal injury or death, severe damage to or destruction of equipment and facilities, suspension of operations, and substantial damage to surrounding areas and the property of others. Generally, the Company obtains indemnification from its customers by contract for certain of these risks. To the extent not transferred to customers by contract, the Company seeks protection against such risks through insurance. However, potential liabilities associated with oilfield casualties or losses could arise in risk categories where no insurance has been purchased, or where claims exceed the applicable insurance coverage. The occurrence of events that are not fully insured or the failure of a customer to meet its indemnification obligations could have a material adverse effect on the Company's operations and financial condition. In addition, there can be no assurance that insurance will be available or, even if available, that insurance premiums or other costs will not rise sharply in the future.

LOSSES FROM OPERATIONS

     Although the Company had net income of $2.2 million and $3.9 million for the six months ended February 29, 1996 and the year ended August 31, 1995, respectively, the Company experienced net losses for each of the fiscal years in the three-year period ended August 31, 1994. The profitability of the Company is materially dependent upon the level of utilization and rates of compensation for its drilling rigs. Accordingly, due to the volatility in oil and gas exploration and development activity, there can be no assurance that the Company will remain profitable in the future. See "--Industry Conditions; Impact on Company's Operating

Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

COMPETITION; CONCENTRATION OF CUSTOMER BASE

     The land drilling market is highly competitive, reflecting the continuing oversupply of drilling rigs, although this oversupply is more pronounced in domestic than international markets. Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider factors such as quality of service and type and location of equipment as well as the ability to provide ancillary services, price is generally the primary factor in determining which contractor is awarded a job. The Company believes that the market for drilling contracts will continue to be highly competitive for the foreseeable future because of the worldwide oversupply of drilling rigs. Certain of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs. There can be no assurance that the Company will be able to compete successfully against its competitors in the future or that such competition will not have a material adverse effect on the Company's financial condition and results of operations.

     The Company's customer base is highly concentrated, with its 20 largest drilling customers representing approximately 91% of total revenues for the fiscal year 1995. Two customers accounted for approximately 22% and 13% of total revenues for the same period. There can be no assurance that these customers will continue to request the Company's services or that the loss of such customers would not have a material adverse effect on the Company's financial condition and results of operations.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry, including environmental and safety matters. The regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contamination under certain circumstances. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is legally responsible. Certain environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

     The Company has made and will continue to make expenditures to comply with environmental and safety requirements. Because the requirements imposed by such laws and regulations are subject to change, the Company is unable to predict the ultimate cost of compliance with such requirements. The modification of existing foreign or domestic laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas for economic, political, environmental or other reasons could materially and adversely affect the Company's operations by limiting drilling opportunities. There can be no assurance that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect the Company's business.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $49.1 million, assuming a public offering price of $7.50 per share ($56.5 million, if the Underwriters' over-allotment option is exercised in full) and after deducting the underwriting discount and estimated expenses payable by the Company. The Company intends to use such net proceeds in the following manner: (i) approximately $22 million to upgrade two rigs for the Papua New Guinea market, three rigs for the Indonesia geothermal market and four rigs for the Peru market and for other planned capital expenditures; and (ii) to upgrade and acquire additional rigs for the Venezuela and Algeria markets and for the Company's existing operations in Chad, subject to obtaining acceptable drilling contracts. The Company intends to utilize the remaining proceeds in conjunction with existing cash and cash generated from operations to facilitate the acquisition of oil service-related businesses, to upgrade, acquire or build new rigs for international and domestic markets and for general corporate purposes. Pending application of the net proceeds from the sale of the Common Stock offered hereby, the Company will invest such net proceeds in short-term, interest bearing, investment grade securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock commenced trading on the New York Stock Exchange in 1975 under the symbol "PKD." The following table sets forth the high and low sales prices per share of the Common Stock as reported on the New York Stock Exchange for the periods indicated.

                                                                          HIGH       LOW
                                                                         ------     ------
    1994:
      First Quarter....................................................  $7.750     $5.250
      Second Quarter...................................................   6.250      4.875
      Third Quarter....................................................   6.250      4.875
      Fourth Quarter...................................................   6.375      5.375
    1995:
      First Quarter....................................................   6.250      5.000
      Second Quarter...................................................   5.125      4.375
      Third Quarter....................................................   5.625      4.375
      Fourth Quarter...................................................   5.625      4.625
    1996:
      First Quarter....................................................   6.375      4.875
      Second Quarter...................................................   6.500      5.000
      Third Quarter (through May 28)...................................   8.125      5.375

     No dividends have been paid on the Common Stock since February 1987. Restrictions contained in the Company's existing credit agreement limit the payment of cash dividends to the lesser of 40 percent of consolidated net income for the preceding fiscal year, or $2.6 million. The Company has no present intention to pay dividends on its Common Stock in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended August 31, 1995 are derived from the consolidated statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants. The historical financial data presented in the table below for and at the end of each of the six-month periods ended February 29, 1996 and February 28, 1995 are derived from the unaudited consolidated condensed financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended February 29, 1996 are not necessarily indicative of the results to be achieved for the full year.

     The data presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                 SIX MONTHS ENDED
                                            ---------------------------                 YEAR ENDED AUGUST 31,
                                            FEBRUARY 29,   FEBRUARY 28,  ----------------------------------------------------
                                                1996           1995        1995       1994       1993       1992       1991
                                            ------------   ------------  --------   --------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
  Revenues:
    Drilling contracts.....................   $ 78,280       $ 69,780    $153,075   $147,480   $ 96,719   $116,082   $107,167
    Other..................................      2,359          2,241       4,296      4,944      4,082      7,250      5,651
                                              --------       --------    --------   --------   --------   --------   --------
                                                80,639         72,021     157,371    152,424    100,801    123,332    112,818
                                              --------       --------    --------   --------   --------   --------   --------
  Operating expense:
    Drilling...............................     53,987         51,867     113,132    114,732     69,237     74,196     80,344
    Other..................................      2,820          2,665       4,928      6,563      5,951      8,007      5,119
    Depreciation, depletion and
      amortization.........................     10,712         10,926      21,643     21,950     20,400     20,550     14,712
    General and administrative.............     10,628         10,155      19,165     18,314     17,593     18,385     15,440
    Provision for reduction in carrying
      value of certain assets..............         --             --          --     19,718         --     19,257      3,268
                                              --------       --------    --------   --------   --------   --------   --------
                                                78,147         75,613     158,868    181,277    113,181    140,395    118,883
                                              --------       --------    --------   --------   --------   --------   --------
  Operating income (loss)..................      2,492         (3,592)     (1,497)   (28,853)   (12,380)   (17,063)    (6,065)
  Other income and (expense):
    Interest income (expense) -- net.......        646            542       1,184      1,150      1,676      1,592      4,424
    Minority interest......................         --             --        (227)      (135)       149        596        920
    Other..................................      1,875          3,281       7,640        919       (469)     6,504      4,324
                                              --------       --------    --------   --------   --------   --------   --------
                                                 2,521          3,823       8,597      1,934      1,356      8,692      9,668
  Income (loss) from continuing operations
    before income taxes....................      5,013            231       7,100    (26,919)   (11,024)    (8,371)     3,603
  Income tax expense (benefit).............      2,775          1,255       3,184      1,887       (337)     2,795      1,626
                                              --------       --------    --------   --------   --------   --------   --------
  Income (loss) from continuing
    operations.............................      2,238         (1,024)      3,916    (28,806)   (10,687)   (11,166)     1,977
  Discontinued operations -- gain on
    disposal (net of taxes)................         --             --          --         --         --         --      1,184
                                              --------       --------    --------   --------   --------   --------   --------
  Net income (loss)........................      2,238         (1,024)      3,916    (28,806)   (10,687)   (11,166)     3,161
    Preferred stock dividends..............         --             --          --         --          6         18         25
                                              --------       --------    --------   --------   --------   --------   --------
  Earnings (loss) applicable to common
    stock..................................   $  2,238       $ (1,024)   $  3,916   $(28,806)  $(10,693)  $(11,184)  $  3,136
                                              ========       ========    ========   ========   ========   ========   ========
  Weighted average shares outstanding......     55,950         54,611      55,333     54,248     53,082     52,115     52,189
EARNINGS (LOSS) PER COMMON SHARE:
  Income (loss) from continuing
    operations.............................        .04           (.02)        .07       (.53)      (.20)      (.21)       .04
  Net income (loss)........................        .04           (.02)        .07       (.53)      (.20)      (.21)       .06
OTHER OPERATING DATA:
  EBITDA(1)................................   $ 16,622       $ 12,564    $ 30,933   $ 16,056   $ 12,405   $ 34,429   $ 24,521
BALANCE SHEET DATA:
  Total assets.............................   $222,466       $207,879    $216,959   $209,348   $236,342   $245,869   $264,794
  Working capital..........................     53,454         47,889      56,042     40,670     60,253     58,561     63,114
  Total debt...............................      1,762          1,850       2,037         --         --        932      7,116
  Redeemable preferred stock...............         --             --          --         --         --        157        315
  Total stockholders' equity...............    191,783        181,126     186,920    180,583    207,679    210,181    219,082

- ---------------

(1) EBITDA represents income before income taxes, interest expense, depreciation, depletion, amortization and certain other non-cash charges. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK

     The Company's operating strategy has been to actively pursue land drilling contract opportunities in international and domestic markets. Although the domestic market has been depressed over the last several years, international drilling markets have generally been more active and profitable, prompting the Company to devote the majority of its capital budget to its international fleet.

     In fiscal 1995, approximately 82% of the Company's revenues came from international operations. The Company anticipates that the international markets will remain strong for the foreseeable future as demand for oil and gas increases in developing countries and countries dependent on oil and gas revenues seek to increase their production. Management believes that the Company is favorably positioned to respond to and benefit from the continued increase in international drilling markets.

     Domestically, the Company's fleet of rigs is particularly suited for drilling deep wells in the Rocky Mountain, Mid-Continent and Gulf Coast regions, where the Company has focused on deep and/or difficult drilling projects. In the arctic region of Alaska, where the Company operates one rig, the dayrates are higher due to the need for more sophisticated drilling equipment. In 1995, drilling activity in the U.S. Gulf Coast market strengthened due to improved natural gas prices. Three of the Company's rigs have recently been relocated to this active Gulf Coast market, and the Company is seeking additional contracts in this market. While the increase in prices and demand in the Gulf Coast may eventually spread to other domestic markets, the Company is not predicting any increase in near-term demand for domestic deep drilling services.

RESULTS OF OPERATIONS

  Six Months Ended February 29, 1996 Compared to Six Months Ended February 28, 1995

     The Company's net income of $2.2 million recorded for the first six months of fiscal 1996 is an improvement of $3.3 million over the first half of the prior fiscal year. An increase in drilling margins of $6.4 million was the primary reason for the improvement, offset by a $1.5 million increase in tax expense and a $1.3 million reduction in other income.

     Drilling revenue of $78.3 million reflected an increase of $8.5 million from $69.8 million for the first half of fiscal 1995. Utilization in the first six months of the current fiscal year of 44% for the entire rig fleet and 62% solely for the international fleet corresponds to the first six months of fiscal 1995 rates of 38% and 55%, respectively. (Utilization rates have been adjusted for both periods for rigs removed from the rig fleet in both fiscal 1995 and 1996.)

     Drilling revenue in the Company's Western Hemisphere international operations declined $2.9 million due to reduced utilization in Argentina resulting from the Company's termination of operations in southern Argentina during the second quarter of 1996. Operations in the Asia Pacific region generated an increase in revenue of $7.8 million. This increase is attributable to improved utilization in Papua New Guinea where the Company operated five rigs during the first two quarters of fiscal 1996 compared to two rigs during the corresponding period of 1995. Revenue through six months of fiscal 1996 declined in the Asia Pacific countries of Pakistan, New Zealand and the Philippines.

     Drilling revenue in Africa, the Middle East and Commonwealth of Independent States ("CIS") declined $0.8 million due to the completion of one-rig contracts in Chad and Kazakstan in the first half of fiscal 1995, offset by increased revenue in the Russian Republic where the Company commenced a one-rig contract in the first quarter of fiscal 1996. Domestic drilling revenue increased $4.6 million due primarily to the operation of Rig 245 in Alaska. This rig had been idle during the first quarter of fiscal 1995.

     Drilling margins (drilling revenues less drilling expenses) increased $6.4 million to $24.3 million for the first six months of fiscal 1996 from $17.9 million for the first half of fiscal 1995 due to improved operations in Colombia, Argentina, Papua New Guinea and Alaska.

     General and administrative expense increased $0.5 million to $10.6 million from $10.1 million due to employee severance payments made in fiscal 1996 while other income declined $1.3 million from $3.8 million in fiscal 1995, which included a $1.5 million gain due to a reversal of a prior year's foreign currency accrual. Income tax expense increased $1.5 million due to increased revenue and taxable income in certain foreign countries in which the Company operates.

  Year Ended August 31, 1995 Compared to Year Ended August 31, 1994

     The fiscal 1995 net income of $3.9 million was an improvement of $32.7 million over the net loss of $28.8 million recorded in fiscal 1994. Excluding a $19.7 million provision for reduction in carrying value of certain assets from fiscal 1994's net loss, fiscal 1995's net income was an improvement of $13.0 million over fiscal 1994. The primary reasons for the improvement in fiscal 1995 were an increase in drilling margins of $7.2 million and an increase in other income of $6.7 million.

     Drilling contract revenue increased $5.6 million to $153.1 million from $147.5 million even though international and domestic operating days were nearly the same as the previous year. An increase in the utilization of larger rigs in northern Argentina and Colombia more than offset decreased utilization of smaller rigs in southern Argentina. Although operating days were nearly the same, the domestic utilization rate increased from 15% to 21% due to the retirement/disposal of 16 domestic rigs in 1994. (Rigs retired, disposed of or reclassified as assets held for sale in fiscal 1995 and 1994 have been treated as removed from the rig fleet as of the last day of each fiscal year.)

     Western Hemisphere international drilling revenue increased $23.4 million in fiscal 1995 when compared with fiscal 1994. In Colombia, revenue increased $13.9 million due primarily to revenue earned by one rig relocated from Indonesia during the year and from a full year of operations by one rig which was added to the rig fleet in fiscal 1994. In addition, several rigs which were either on a standby or stacked status in fiscal 1994 operated all of fiscal 1995. In Argentina, drilling revenue increased $12.6 million as two additional deep rigs, one relocated from the Congo in fiscal 1994 and one relocated from Yemen in fiscal 1995, operated much of the year. Additionally, one rig added to the rig fleet in fiscal 1994 operated all of fiscal 1995 and one rig leased by the Company commenced operations in the fourth quarter of fiscal 1995. During fiscal 1995 and 1994, a number of shallow depth capacity rigs (10,000 feet or less) operated in southern Argentina, many of them operating on a meterage basis. Two of these rigs have been relocated to mid-Argentina as the Company focuses its marketing efforts on regions of the country where operations are generally conducted on a daywork basis. At fiscal year-end, the remaining rigs in southern Argentina were on a stacked status. Drilling revenue declined $4.8 million in Ecuador where two rigs located in that country did not operate in fiscal 1995 and were retired from the rig fleet at the end of the fiscal year.

     Operations in the Asia Pacific region resulted in an increase in drilling revenue of $1.5 million in fiscal 1995. Increased utilization in New Zealand and revenue earned from a labor contract in China more than offset a decline in revenue in Papua New Guinea and Indonesia due to lower utilization in those countries.

     International drilling revenue from operations in Africa, the Middle East and the CIS declined $17.4 million in fiscal 1995. Utilization declined due to the completion of contracts in Chad, the Congo, the Russian Republic, and Yemen. The rigs which operated in the Congo and Yemen in fiscal 1994 have both been redeployed to Argentina where they are currently operating. In Kazakstan, a reduction in revenue from a labor contract in that country was partially offset by operations from one rig which has been relocated from the Russian Republic.

     Domestic drilling revenue declined $2.3 million due to fewer operating days in the Rocky Mountain states and Alaska.

     Drilling margins (drilling revenue less drilling expense) increased $7.2 million in fiscal 1995 to $39.9 million compared to $32.7 million in fiscal 1994. Margins improved in the Company's South American operations, including both the countries of Colombia and Argentina. Margins had been negatively impacted in fiscal 1994 in Colombia due to increased operating expenses and costs associated with the start-up of two rigs. In fiscal 1995, these two rigs operated for the full year with improved margins when compared with the previous fiscal year. In Argentina, margins also improved as two additional deep capacity rigs began operating in the northern region of the country and two rigs operated during the year in the country's middle region. In the Company's other operating regions, both internationally and domestically, drilling margins as a percentage of drilling revenue in fiscal 1995 remained relatively consistent with fiscal 1994.

     General and administrative expense increased $0.9 million to $19.2 million in fiscal 1995 from $18.3 million in fiscal 1994 due to increased amortization of deferred compensation and legal expenses.

     Other income (expense) increased $6.7 million to $8.6 million in fiscal 1995 from $1.9 million in fiscal 1994. Gains of $6.4 million were recognized in fiscal 1995 from the disposition of property, plant and equipment as the Company continued its efforts to sell assets that are no longer a part of its current marketing strategy. In addition, the reversal of a prior year foreign currency accrual of $1.5 million was recorded in fiscal 1995. Fiscal 1994 other income included $2.1 million from gains associated with the disposition of property, plant and equipment, a $1.5 million gain from the reversal of a prior year foreign payroll tax accrual and a $2.6 million charge for the settlement of certain litigation. The $1.3 million increase in income tax expense was primarily attributable to the reversal in 1994 of an accrued foreign tax.

  Year Ended August 31, 1994 Compared to Year Ended August 31, 1993

     The fiscal 1994 net loss of $28.8 million represents an increase in net loss of $18.1 million from a $10.7 million net loss in fiscal 1993. However, excluding the provision for reduction in carrying value of certain assets of $19.7 million recognized in fiscal 1994, the net loss improved $1.6 million from fiscal 1993 to fiscal 1994. The primary reasons for the improvement were an increase in drilling margins of $5.3 million, partially offset by increases in depreciation expense of $1.6 million and income tax expense of $2.2 million.

     During the fourth quarter of fiscal 1994, management analyzed its domestic operations and made the strategic decision to reorganize certain of these operations and sell certain of these assets. The Company reduced the carrying value of certain assets in Alaska, including rigs, spare parts and property to be sold. The Company wrote down the net realizable value certain of its Partech(R) manufacturing operations' drilling equipment, property and inventories that were to be disposed. Domestically, the Company wrote down to net realizable value certain rigs and rig equipment and removed 16 mechanical rigs from its fleet. Aggregating the items described above, the Company recorded a $19.7 million provision during the fourth quarter of fiscal 1994.

     Drilling revenue increased by $50.8 million to $147.5 million in fiscal 1994 from $96.7 million in fiscal 1993 as utilization of the Company's international rig fleet increased from 40% in fiscal 1993 to 56% in fiscal 1994. Domestic rig utilization increased slightly from 14% to 15%.

     Western Hemisphere international drilling revenue increased $21.1 million from fiscal 1993 to fiscal 1994. Revenue from the country of Argentina increased $18.5 million as the Company re-entered the Argentina drilling market during the fourth quarter of fiscal 1993. In Colombia, revenue increased $2.7 million in fiscal 1994 as the Company engaged in more deep drilling at higher day rates when compared to fiscal 1993.

     International drilling revenue from operations in Asia and the Pacific increased $20.9 million in fiscal 1994. The primary reasons for the increase were the resumption of operations in Pakistan during the first quarter of fiscal 1994, and the operation of two geothermal rigs in the Philippines, a new market for the Company in fiscal 1994. Also contributing to the increase in drilling revenue was an increase in utilization in Papua New Guinea during fiscal 1994.

     Drilling revenue from operations in Africa, the Middle East and the CIS increased $9.6 million in fiscal 1994. During the fourth quarter of fiscal 1993, the Company began operating in the republic of Kazakstan under a labor contract for a major customer. Revenue from operations in Kazakstan increased $6.8 million in fiscal 1994. In the Russian Republic an increase in operating days for two workover rigs generated an additional $2.3 million in revenue in fiscal 1994 versus fiscal 1993. In Africa, a decline in revenue from decreased utilization in Chad was offset by revenue from a one-rig contract in the Congo.

     Domestic drilling revenue declined slightly in fiscal 1994 compared to fiscal 1993. An increase in utilization in the continental United States could not completely offset the loss of revenue from the Company's specialized Arctic drilling rig, which was released late in the third quarter of fiscal 1994.

     Although drilling revenue increased $50.8 million in fiscal 1994 versus fiscal 1993, drilling margins (drilling revenue less drilling expense) did not increase proportionately. Drilling margins increased to $32.7 million in fiscal 1994 from $27.5 million in fiscal 1993, an increase of $5.2 million. Drilling margins in Colombia declined due to increased operating expenses and costs associated with the start-up of two rigs. In Argentina, the initial start-up costs of entering a new market and putting ten newly acquired rigs to work negatively impacted drilling margins. Additionally, during this transition period, the Company encountered drilling problems which resulted in slower than expected drilling progress on some of the meterage rate contracts.

     Depreciation expense increased $1.6 million in fiscal 1994, the result of an increase in capital spending during 1994. Other income (expense) increased $0.6 million to $1.9 million in fiscal 1994 compared to $1.4 million in fiscal 1993. Interest income, net of interest expense, decreased $0.5 million due to a decline in cash and short-term investments during fiscal 1994.

     Other income in fiscal 1994 included a $1.0 million gain recognized when proceeds from an insurance settlement exceeded the book value of equipment damaged in connection with a blowout on an international rig. Fiscal 1994 other income also included the reversal of a prior year foreign payroll tax accrual totalling $1.5 million. Offsetting this income in fiscal 1994 was a $2.6 million charge for the settlement of litigation. See Note 9 to the Company's consolidated financial statements included elsewhere in this Prospectus. Fiscal 1993 other expense included a $0.9 million adjustment of a prior year's workers' compensation liability. Income tax expense increased $2.2 million primarily because of an increase in international drilling activity, which resulted in an increase in current tax expense.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital of the Company was $56.0 million as of August 31, 1995, and $53.5 million as of February 29, 1996. Cash and short-term investments comprised $22.1 million and $21.3 million of working capital on these respective dates. Sources of cash for the first six months of fiscal 1996 included cash generated from operations of $12.8 million, proceeds of $4.2 million from the sale of property, plant and equipment and $1.6 million received upon the exercise of stock warrants.

     Capital expenditures for the first eight months of fiscal 1996 were $22.9 million, which were primarily related to international contract opportunities. Management currently forecasts capital expenditures for the next six to nine months to be approximately $22 million. In the event the Company obtains additional contracts that require the purchase or construction of new or specialized rigs, or significant modifications to existing rigs, capital expenditures could increase further. Any significant increase in capital expenditures would be subject to restrictions imposed on the Company as specified below.

     The Company has entered into a $15.0 million revolving credit and letter of credit facility which expires on April 19, 1999 (the "Agreement"). At April 30, 1996, the Company had letters of credit totalling $10.4 million under the Agreement. The Agreement contains restrictions on annual capital expenditures and certain senior and subordinated indebtedness which can be incurred by the Company and certain operating subsidiaries designated in the Agreement through which the Company performs the majority of its drilling operations. The Agreement also limits payment of dividends on Common Stock and requires the Company to maintain certain financial ratios. The remaining subsidiaries of the Company are not a party to the Agreement and are able to make capital expenditures with independent financing from lenders that have no recourse to the Company and the designated subsidiaries, subject only to an overall limitation of indebtedness. The restrictions in the Agreement are not anticipated to restrict growth or investment opportunities in the foreseeable future.

     Management believes that the current level of cash and short-term investments, together with cash generated from operations and the sale of the Common Stock offered hereby, should be sufficient to meet the

Company's immediate capital needs as well as capital required in connection with additional contracts which the Company is currently bidding or anticipates will arise in the near future. Should opportunities for growth requiring additional capital arise beyond current anticipated levels, the Company believes it would be able to satisfy these needs through a combination of cash generated from operations, borrowings under the bank credit agreement and either equity or long-term debt financing.

OTHER MATTERS

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" was issued. The statement establishes accounting standards for the impairment of long-lived assets, such as the Company's drilling, transportation and other equipment and will be effective for the Company beginning with the year ending August 31, 1997. The Company does not believe the new standard will have a material effect on the Company's financial position or results of operations.

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" was issued. The statement requires the computation of compensation for grants of stock, stock options and other equity instruments issued to employees based on fair value. The compensation calculated is to be either recorded as an expense in the financial statements or, alternatively, disclosed. The Company anticipates it will elect the disclosure method of complying with the new standard. Under the provisions of the new statement, it is anticipated pro forma net income to be disclosed will be lower than net income reported in the financial statements.

                                    BUSINESS
GENERAL

     The Company is a leading provider of land contract drilling services on a worldwide basis to major, independent and foreign national oil companies. Since its inception in 1934, the Company has provided drilling services throughout the United States and 46 foreign countries, giving it the broadest geographical representation of any land drilling contractor. Currently, the Company has 46 international rigs in 13 countries and 39 rigs in the United States. The Company specializes in the drilling of deep and difficult wells and drilling in remote and harsh environments. Difficult well conditions can include zones of high pressure and/or high temperature, poisonous gases and complex geology. Parker also provides a range of services that are ancillary to its principal drilling services, including engineering, logistics and construction, as well as various types of project management.

     Internationally, the Company is focused primarily in South America and the Asia Pacific region where the Company specializes in drilling that often requires equipment specially designed to be transported by helicopter, barge or other vehicles into difficult access areas such as jungle, mountainside or desert locations. Parker's 23 heli-rigs, with technologically advanced pumps and power generation systems that are capable of drilling difficult wells in excess of 15,000 feet, have established Parker as the dominant operator in the heli-rig market. The Company has also historically been a pioneer in new markets or "frontier areas" such as China, the republics of the former Soviet Union, and more recently, Vietnam. International operations accounted for approximately 82% of Parker's fiscal 1995 revenues. Domestically, the Company operates primarily in the Rocky Mountain, Mid-Continent and Gulf Coast regions and the arctic region of Alaska. Within the lower 48 states, Parker traditionally has specialized in the drilling of deep gas wells, often in excess of 20,000 feet. Domestic operations provided approximately 18% of the Company's fiscal 1995 revenues.

     The Company has developed an international reputation for providing efficient, quality drilling services. This reputation has allowed Parker to develop relationships with certain major and national oil companies which are increasingly seeking to establish preferred contractor relationships or alliances. Management believes that these relationships may result in longer term work and increased profitability for the Company.

     The Company's principal executive offices are located at 8 East Third Street, Tulsa, Oklahoma 74103, and its telephone number is (918) 585-8221.

INDUSTRY OVERVIEW

     In recent years, many major and independent oil companies have directed a greater portion of their exploration budgets to foreign markets. This is particularly true in South America and the Asia Pacific region, where the demand for land rigs has increased significantly. The Company has benefitted from this trend due to its longstanding presence in these markets and has been able to deploy rigs under longer term contracts at higher dayrates and operating margins than domestic operations. Management believes that the demand for drilling services in international markets will continue to grow as demand for oil and gas increases and countries dependent on oil and gas revenues seek to increase their production. The Company intends to capitalize on its global presence and substantial international experience to pursue growth opportunities in both current and developing markets.

     In the U.S., the land drilling industry is characterized by an oversupply of rigs and a large number of competitors, which has resulted in lower utilization and profitability for many drilling contractors. Over the past year, however, increasing gas prices in certain areas of the United States have led to a marked increase in drilling in such regions. In addition, the U.S. land drilling market has undergone significant consolidation. Parker believes that the activity in U.S. markets will improve over time due to the growing dependency by the U.S. on volatile foreign energy sources and the abundance of U.S. natural gas.

BUSINESS STRATEGY

     The Company's traditional business strategy has been to focus on domestic and international markets that require the drilling of deep and difficult wells and wells in remote areas of difficult access. The Company has pursued this strategy by providing quality service and equipment to its customers. In 1995, the Company refined its business strategy to adapt to changing market conditions and build on its traditional strengths. The Company's current strategy is to:
(i) expand its presence in core markets and enter new productive markets; (ii) increase the provision of integrated services; (iii) seek acquisitions of complementary businesses; and (iv) further streamline operations by reducing operating costs and eliminating non-productive assets.

  Expand Core Markets and Enter New Markets

     The Company has redeployed a portion of its rig fleet to concentrate its activities and increase critical mass in its core markets worldwide. The Company transferred rigs from Yemen, Italy, the Congo, Indonesia and the U.S. to more active markets in Colombia and in northern and western Argentina. In the geothermal market, Parker strengthened its position by moving a rig to New Zealand and is currently moving two rigs to Indonesia. The Company has expanded its role as a provider of technical expertise through a joint venture agreement in China and a labor services agreement in Russia. Domestically, the Company has moved three deep drilling rigs into the active Gulf Coast market.

     The recent growth in drilling activity in certain markets in South America, the Asia Pacific region and Africa has created significant growth opportunities for the Company. In response to these recent trends, the Company intends to increase its level of activity in countries in these regions where it currently operates and to aggressively market additional rigs in countries such as Venezuela and Algeria.

  Increase Provision of Integrated Services

     To complement its drilling services, the Company provides integrated services, which include logistics, engineering, construction and other ancillary services as well as various types of project management for oil and gas drilling operations. The Company has entered into agreements for the provision of engineering services for drilling programs in Argentina and the provision of specialized services for the construction and mobilization of two rigs on offshore platforms in connection with a labor contract in the South China Sea. As oil and gas companies continue to reduce overhead, the Company believes that opportunities will increase for it to generate revenue by providing services ancillary to its drilling services without incurring significant capital expenditures.

  Acquisitions of Complementary Businesses

     There has been a significant consolidation in the oil service industry as companies have sought to increase market share and diversify and expand the scope of services they offer. During 1995, Parker formally engaged the services of an investment banking firm to assist in identifying and pursuing acquisition candidates that would allow the Company to provide a broader range of drilling and related oil field services to its customers. The Company intends to actively pursue opportunities for growth and diversification within the industry.

  Streamline Operations

     As part of its efforts to further streamline operations and reduce costs, the Company closed offices and other facilities in Oklahoma City, Ecuador and Yemen and reduced overhead in southern Argentina. Excess worldwide equipment and inventories and domestic real estate have been sold. In addition, over the last 18 months, Parker reduced its rig fleet by 11 rigs. As a result of these steps, the Company expects to realize annual cost savings, including depreciation, of approximately $5 million.

RIG FLEET

     The Company provides contract drilling services through its rig fleet. The sections which follow describe the characterization and utilization of that fleet and its current status. See "-- International Operations" and "-- Domestic Operations." The following table sets forth, as of March 31, 1996, the locations of the Company's rigs and their drilling depth ratings.

                                                           DRILLING DEPTH RATING IN FEET
                                         -----------------------------------------------------------------
                                         10,000
                                           OR                                             OVER
                                          LESS       15,000      20,000      25,000      25,000      TOTAL
                                         ------      ------      ------      ------      ------      -----
DOMESTIC:
  Alaska...............................    --          --          --          --           1           1
  Mid-Continent........................    --           3          17           1          --          21
  Rocky Mountains......................     1          --           9          --           4          14
  Gulf Coast...........................    --          --          --          --           3           3
                                            -          --          --           -          --          --
Total Domestic.........................     1           3          26           1           8          39
                                            -          --          --           -          --          --
INTERNATIONAL:
  South America........................     1           2           9           2           5          19
  Africa, Middle East and CIS..........     3           2           2          --          --           7
  Asia Pacific.........................     4           4           9           3          --          20
                                            -          --          --           -          --          --
Total International....................     8           8          20           5           5          46
                                            -          --          --           -          --          --
Total..................................     9          11          46           6          13          85
                                            =          ==          ==           =          ==          ==

INTERNATIONAL OPERATIONS

     International land drilling markets have continued to improve since the late 1980's, resulting in increased margins and utilization rates in several areas, primarily in South America and the Asia Pacific region and to a lesser extent in China and the CIS. The international market differs from the domestic market in terms of its competition, its customers, the equipment requirements and experience required. The majority of international drilling projects have the following characteristics: (i) a small number of competitors; (ii) customers who are major, large independent or foreign national oil companies; (iii) remote locations requiring drilling equipment with a large inventory of spare parts and often other ancillary equipment; and (iv) drilling of difficult wells requiring considerable experience. In contrast, a domestic project usually involves: (i) numerous competitors; (ii) customers who are small, independent operators; (iii) rig specifications that can be satisfied by small mechanical rigs of which there is an oversupply; and (iv) drilling of shallow to medium depth wells. See "Risk Factors -- Risks of International Operations."

     South America. Approximately 50% of the Company's drilling revenue was generated by operations in South America in fiscal 1995. The Company has 19 rigs located in the South American drilling markets of

Colombia, Argentina and Peru. These rigs have been upgraded to meet the demands of deep, difficult drilling in these areas. Most of these rigs are currently under contract to major or national oil companies with attractive dayrates. The Company anticipates it will continue to relocate rigs to the South American market to meet increased demand for drilling in these countries as well as other countries, including Venezuela.

     Asia Pacific Region. The Company operates 15 of its fleet of 23 helicopter transportable rigs in the Asia Pacific region due to the remoteness of the mountainside and jungle drilling performed in this region. Approximately 30% of the Company's fiscal 1995 worldwide revenue was generated by operations in the countries of Papua New Guinea, Indonesia, Philippines, Pakistan and New Zealand. This region also contains all of the Company's present geothermal operations, with the Company entering the Philippine geothermal market in 1993 and Indonesia in 1995. In 1996, the Company became the first land drilling contractor to enter the Vietnam market subsequent to the liberalization of Vietnam's trading policy and the lifting of restrictions many countries had placed on doing business with Vietnam. Also in 1996, the Company formed an alliance with the national drilling company in China, pursuant to which the Company will provide project management assistance and rig supervisory personnel to western oil companies in conjunction with its Chinese partner. Parker has the longest presence of any foreign drilling contractor in China, beginning with its first contract in 1980.

     Africa, Middle East and CIS. Seven of the Company's rigs are currently located in the Africa, Middle East and CIS markets, which accounted for 5% of the Company's drilling revenue in fiscal 1995. After becoming the first western drilling contractor to enter the markets of the former Soviet Union in 1991, expansion of the Company's business in the former republics which now comprise the CIS has been hampered by bureaucratic inefficiencies, constantly changing tax and other laws and political issues that have retarded the investment of capital by major and large independent oil companies. The Company anticipates that the recently announced agreement regarding the pipeline to be built to accommodate incremental production from the Tengiz field will increase exploration efforts in this region; however, drilling may be delayed pending resolution of technical, logistical and other issues. The Company is also currently evaluating reentering the Algerian market as many major companies and large independents have recently executed agreements to make considerable investments in existing and new fields in Algeria. Management believes all of these areas have promise for significant expansion of operations with accompanying revenues, although the Company's success in these regions is contingent upon factors over which the Company has no control.

DOMESTIC OPERATIONS

     The U.S. land drilling market is highly fragmented with numerous competitors and an oversupply of rigs. During the past few years, this market has undergone significant consolidation; however, rig supply continues to exceed rig demand which has resulted in depressed dayrates and utilization. Due to the oversupply of rigs, oil companies are in a position to demand rigs equipped with more sophisticated equipment such as diesel-electric power and/or top-drive systems. Traditionally, the Company has differentiated itself from its domestic competitors by specializing in the drilling of deep and/or difficult wells. The Company also offers drilling services for development drilling on the North Slope of Alaska with a state of the art arctic drilling unit that is completely enclosed and transportable on giant "crawlers."

     Of the Company's 39 rigs located in the U.S., 16 are diesel-electric and two are equipped with top drive units, all capable of drilling in excess of 15,000 feet. The balance of the rigs are mechanical rigs equipped for deep drilling. Absent a significant increase in demand for domestic deep drilling or the redeployment of these mechanical rigs in international operations, such rigs have relatively little prospect for work in the foreseeable future. Because most of the mechanical rigs have been idle for the last several years, substantial capital expenditures would be required to place these rigs in operating condition.

SPECIALTY DRILLING SERVICES

     Helicopter Transportable Rigs. The Company specializes in difficult wells and drilling in remote areas and harsh environments, primarily in international locations. A significant factor contributing to the Company's success in obtaining drilling contracts in remote areas is the use of rigs which are transportable by air, land and water. These rigs have been specially designed and constructed by the Company for quick assembly and disassembly under the proprietary designations "Heli-Hoist(R)" rig, Transportable By Anything(R) ("TBA(R)") rig and All-Terrain ("AT2000E(R)") rig. It is the opinion of management that the Company's 23 helicopter transportable rigs comprise approximately 75% of the operational helicopter transportable rigs worldwide. The Heli-Hoist(R), TBA(R) and AT2000E(R) rigs allow the Company to perform drilling operations in remote and otherwise inaccessible locations such as jungle areas, mountainous areas and offshore platforms.

     Deep Drilling. During the U.S. drilling boom of the late 1970's and early 1980's, the Company developed its specialty of deep difficult drilling, primarily in the Anadarko Basin of Western Oklahoma and the Overthrust Region in the Rocky Mountains. The majority of the expansion of the Company's domestic fleet was built around this deep gas drilling, during which time the Company established several drilling depth records approaching 30,000 feet. The Company's largest drilling rig is rated in excess of 35,000 feet.

     During the last several years, drilling activity has shifted from domestic deep gas drilling to international deep oil and gas drilling. While international deep drilling is generally in the range of 15,000 feet to 20,000 feet as opposed to the domestic deep drilling which often exceeded 20,000 feet, the Company has benefitted in the international arena from the development of this expertise, particularly in the deep drilling markets of the Cusiana and Cupiagua fields of Colombia and in northern Argentina.

     Arctic Drilling. The Company has been one of the pioneers in arctic drilling conditions and continues to offer new technology to meet the demand for increased drilling in an ecologically sensitive manner. The Company's most recent development has been the introduction of a self-contained mobile drilling unit capable of being moved in one unit by giant "crawlers" similar to the system used to move rocket thrusters for the space program. The environmentally sensitive rig also has a complete closed-loop mud system and cuttings processing system that eliminate the need for mud pits.

     Geothermal Drilling. The Company also has developed expertise in the area of geothermal drilling. Geothermal operations involve drilling into a pocket of geothermal energy, tapping the source of this energy in the form of steam, hot water or hot rocks and converting this heat into usable forms of energy. The market for geothermal drilling is expanding into several areas of the world, including the Philippines, New Zealand and Indonesia, as various countries elect to access this alternative form of energy.

     Integrated Services. As major oil companies continue to downsize their engineering and other support staffs, the Company believes the need for drilling contractors to assume more ancillary duties will increase. As one of the leading drilling companies with experience in all aspects of land drilling worldwide, the Company is well positioned to provide different types of integrated services from logistics and engineering to complete project management services required by its customers. Parker provided project management for an exploration project in Papua New Guinea and coordinated the fabrication and testing of two rigs for offshore platforms in the South China Sea. In addition, Parker's engineers are working with customers to provide well design programs in Argentina. The Company has also provided logistics and construction services for a remote drilling project in Chad and supervision, training and related management services for workover operations in Kazakstan and drilling operations in China.

UTILIZATION

     The following table sets forth the utilization rates of the Company's rigs during each of the periods shown.

                                                          SIX MONTHS
                                                            ENDED           YEAR ENDED AUGUST 31,
                                                         FEBRUARY 29,    ----------------------------
                                                             1996        1995    1994    1993    1992
                                                         ------------    ----    ----    ----    ----
International utilization................................      62%        54%     56%     40%     52%
Domestic utilization.....................................      25%        21%     15%     14%     13%

     The Company calculates its rig utilization rates on a weighted average basis assuming 365 days availability for all of its rigs. Rigs which are fully or partially staffed and on a revenue-producing standby status are considered to be utilized. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

OTHER OPERATIONS

     Parker Technology, Inc. ("Partech"), a wholly owned subsidiary of the Company, is a drilling equipment and manufacturing concern which gives the Company the ability to design, construct and modify rigs to meet its own unique needs and, to a lesser extent, to construct rigs and components for other customers. Partech successfully designed and built the first drilling rig in its AT2000E(R) series of heli-rigs in 1989. This all-electric rig series features a proprietary design that provides for additional power and drilling capacity in remote locations.

COMPETITION

     The land drilling market is highly competitive. Management believes competition for drilling services is based on a number of factors, including:
(i) price; (ii) the type, condition and location of equipment available; (iii) quality of service, including experience; and (iv) the ability to provide ancillary services. Management believes that the Company has for many years ranked at or near the top of the drilling industry in the last three categories. Since fiscal 1983, the prevailing factor in obtaining contracts domestically has been price due to the surplus of available rigs in the drilling industry. In international markets, experience in operating in certain environments and the developing trend of alliances have also been factors in the selection of the Company in certain cases, as well as the Company's patented drilling equipment for remote drilling projects. See "Risk Factors -- Competition; Concentration of Customer Base."

CUSTOMERS

     The Company believes it has developed an international reputation for providing efficient, quality drilling services. A key for advancing the Company's business strategy is maintaining and developing relationships and strategic alliances with its customers. An increasing number of the Company's customers have been seeking to establish exploration or development drilling programs based on partnering relationships or alliances with a limited number of preferred drilling contractors. Such relationships or alliances can result in longer term work and higher efficiencies that increase profitability for drilling contractors at a lower overall well cost for oil companies. The Company is currently a preferred contractor for operators in certain domestic and international locations, which management believes is a result of the Company's quality service and experience.

     The Company's drilling customer base consists of major, independent and foreign national oil and gas companies. The Company's 20 largest customers accounted for approximately 91% of total revenue during fiscal 1995. During 1995, two customers accounted for approximately 22% and 13% of total revenue. In fiscal 1994, three customers accounted for approximately 14%, 12% and 11% of total revenue. In fiscal 1993, three customers accounted for approximately 22%, 14% and 10% of total revenue. See "Risk Factors -- Competition; Concentration of Customer Base."

                                   MANAGEMENT

     The following table sets forth certain information regarding the directors and executive officers of the Company.

                    NAME                       AGE                    POSITION
- ---------------------------------------------  ---   ------------------------------------------
Robert L. Parker.............................  73    Chairman of the Board of Directors
Robert L. Parker Jr. ........................  48    President, Chief Executive Officer and
                                                       Director
James W. Linn................................  51    Executive Vice President, Chief Operating
                                                       Officer and Director
James J. Davis...............................  49    Vice President of Finance and Chief
                                                       Financial Officer
I. E. Hendrix, Jr. ..........................  51    Vice President and Treasurer
Kenneth R. Hoit..............................  58    Vice President, Planning and Accounting
Leslie D. Rosencutter........................  40    Vice President, Administration and
                                                       Corporate Secretary
T. Bruce Blackman............................  45    Vice President, Asia Pacific Operations
John R. Gass.................................  44    Vice President, Frontier Areas
Donald D. Goodson............................  42    Vice President, Latin America Operations
Thomas L. Wingerter..........................  43    Vice President, North America Operations
Randy L. Ellis...............................  44    Controller
David L. Fist................................  64    Director
Earnest F. Gloyna............................  74    Director
R. Rudolph Reinfrank.........................  40    Director

     The following is a brief description of the background and principal occupation of each director and executive officer:

     Mr. Parker, Chairman of the Board, has been a Director since 1954 and served as President of the Company from 1954 until October 1977, when he was elected Chairman and Chief Executive Officer. Since December 1991, he has retained the position of Chairman. He also serves on the board of directors of MAPCO, Inc., a diversified energy company; Clayton Williams Energy, Inc., a company engaged in exploration and production of oil and natural gas; and BOK Financial Corporation, a bank holding company organized under the laws of the State of Oklahoma. He is the father of Robert L. Parker Jr.

     Mr. Parker Jr. has been a Director since 1973 and is President and Chief Executive Officer. He joined the Company in 1973 and was elected President and Chief Operating Officer in 1977 and Chief Executive Officer in December 1991. He was elected Vice President in 1973 and Executive Vice President in 1976. He currently serves on the board of directors of Alaska Air Group, Inc., the holding company for Alaska Airlines and Horizon Air Industries. He is the son of Robert L. Parker.

     Mr. Linn has been a Director since 1986, is Executive Vice President and Chief Operating Officer of the Company and has general charge of the Company's business affairs and its officers. He joined the Company in 1973 in the Company's international department. He then served in the Company's domestic operations, being named northern U.S. district manager in 1976. Mr. Linn was elected Vice President of U.S. and Canada operations in 1979, was promoted to Senior Vice President in September 1981 and was elected to his present position in December 1991.

     Mr. Davis has served as Vice President of Finance and Chief Financial Officer since joining Parker in November 1991. From 1986 through 1991, Mr. Davis was vice president and treasurer of MAPCO, Inc., a diversified energy company with interests in coal production and marketing, natural gas liquids production, marketing and transportation, oil refining and retail motor fuel marketing. He serves as a member of the board of directors of Dollar Rent A Car Finance Company.

     Mr. Hendrix is Vice President and Treasurer of the Company. He joined Parker in 1976 as manager of the Company's treasury department and was elected Treasurer in 1978. Mr. Hendrix was elected Vice

President of the Company in April 1983. He serves as a member of the board of directors of American Performance Mutual Fund.

     Mr. Hoit serves as Vice President, Planning and Accounting of the Company. He joined Parker in 1973. He served as financial analyst and manager of budgets and analysis prior to being elected a Vice President in April 1983. In June 1991, Mr. Hoit was given additional management responsibilities over corporate accounting and information systems departments.

     Ms. Rosencutter serves as Corporate Secretary and Vice President, Administration. She has responsibility for the public relations and human resources departments. She previously had served as Assistant Vice President, Administration since 1987. Ms. Rosencutter joined Parker in 1974 as secretary to the Controller and later was secretary to the Robert L. Parker Trust. She has served as executive secretary and administrative assistant to the Chairman prior to being elected an officer. She was elected Corporate Secretary in April 1996.

     Mr. Blackman serves as Vice President, Asia Pacific Operations. He joined the Company in 1977 and held management positions in Africa, Singapore and Tulsa as international accounting manager. In 1983 he was the division manager for the Indonesian operations. In 1989, he was promoted to contract manager, Asia Pacific region. He was elected to his current position in January 1996.

     Mr. Gass is Vice President, Frontier Areas. He joined the Company in 1977 and has served in various management positions in the Company's international division. In 1985 he became the division manager of Africa and the Middle East. In 1987 he directed the Company's mining operations in South Africa. In 1989 he was promoted to international contract manager. In January 1996, he was appointed to his current position.

     Mr. Goodson serves as Vice President, Latin America Operations. He joined the Company in 1976 and held various accounting and finance positions prior to being named contract manager for U.S. operations in 1981. In June 1989, Mr. Goodson was named Indonesian division manager. In July 1993, he served as contract manager for the Middle East, Africa and Colombia. In January 1996, he was elected to his current position.

     Mr. Wingerter serves as Vice President, North America Operations. He joined Parker in 1979, and in 1983 he was named contracts manager for the Rocky Mountain division. He was promoted to Rocky Mountain division manager in 1984, a position he held until September 1991 when he was elected a Vice President.

     Mr. Ellis was elected Corporate Controller in June 1991. He joined Parker in 1979 as general accounting supervisor and was named manager of general accounting in May 1983.

     Mr. Fist, a Director since 1986, is a member of the law firm of Rosenstein, Fist & Ringold, Tulsa, Oklahoma, having been associated with the firm since 1955. He serves as a director of Peoples State Bank and Alliance Business Investment Company, a federally licensed small business investment company.

     Dr. Gloyna has been a Director since 1978 and is presently a chaired professor in Environmental Engineering at The University of Texas at Austin. He served as dean, College of Engineering, from April 1970 to August 1987. He is also a consultant in environmental engineering through Earnest F. Gloyna Enterprises, and is president of Gloyna Properties, Inc. Dr. Gloyna serves as a member of the board of trustees of Southwest Research Institute, a nonprofit research institute that does contract research work for government and industry.

     Mr. Reinfrank has been a Director since 1993. Since May 1993, Mr. Reinfrank has been managing director of the Davis Companies, the holding company for the Marvin Davis family. Mr. Reinfrank also serves as a managing general partner of Davis Reinfrank Company. From January 1, 1988 through June 30, 1993, Mr. Reinfrank was executive vice president of Shamrock Holdings, Inc., the holding company for the Roy E. Disney family. From January 1990 through December 1992, Mr. Reinfrank also served as managing director of Trefoil Investors, Inc. and Shamrock Capital Advisors, Inc., the general partner and management services company respectively, for Trefoil Capital Investors, L.P. Mr. Reinfrank is a director of Weatherford Enterra, Inc., an international provider of services and specialized equipment to the oil and gas industry.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has 71,942,000 authorized shares of stock, consisting of (a) 70,000,000 shares of Common Stock, having a par value of $.16 2/3 per share and
(b) 1,942,000 shares of Preferred Stock, having a par value of $1.00 per share.

COMMON STOCK

     As of April 30, 1996, there were 56,219,291 shares of Common Stock outstanding. All of such outstanding shares of Common Stock are fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. The Company is subject to certain restrictions on the payment of dividends on, and the repurchase or redemption of, the Common Stock under the provisions of its existing credit agreement. See "Price Range of Common Stock and Dividends."

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding.

     The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock have no right to cumulate their votes in the election of directors.

PREFERRED STOCK

     As of the date of the Prospectus, there were no shares of Preferred Stock outstanding. Preferred Stock may be issued from time to time in one or more series at the discretion of the Board of Directors without shareholder approval. The Board of Directors is also authorized without further approval of the stockholders to fix the designations, dividends rates, conversion rights, redemption rights, liquidation price, and sinking fund rights. Depending upon the rights of such Preferred Stock, its issuance could have an adverse effect on holders of the Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or restricting the payment of dividends and other distributions to the holders of the Common Stock.

POSSIBLE ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation (the "Company's Charter") contains certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible takeover proposals to acquire control of the Company and make removal of management of the Company more difficult.

     The Company's Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with each class as nearly equal in number as possible. Directors of the Company may only be removed for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in the Company's By-Laws. In addition, the By-Laws require written application by the holders of 75% of the Company's outstanding voting stock to call a Special Stockholder's Meeting.

     Certain outstanding contracts binding on the Company with respect to certain employees may render more difficult the removal of management or attempts to acquire control of the Company.

     As described above, the Company's Charter authorizes a class of undesignated Preferred Stock consisting of 1,942,000 shares. Preferred Stock may be issued from time to time in one or more series, and the Board of

Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. One possible result of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuance. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

     The company is incorporated under the laws of State of Delaware. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15% or more of a corporation's voting stock) from engaging in a business combination with such corporation for a period of three years from the date such stockholder became an interested stockholder unless (a) the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder, or (b) upon attaining that status, the interested stockholder had acquired at least 85% of the corporations's voting stock (not counting shares owned by persons who are directors and also officers), or (c) the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder). Since the Company has not amended its Restated Certificate of Incorporation or By-Laws to exclude the application of
Section 203, such section does apply to the Company and thus may inhibit an interested stockholder's ability to engage in a business combination with the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Chemical Bank.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below (the "Underwriters"), for whom Jefferies & Company, Inc. and are acting as the Representatives, and the Underwriters
have severally agreed to purchase the number of shares of Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus:

                                                                                     NUMBER
       UNDERWRITERS                                                                OF SHARES
       ------------                                                                ----------
Jefferies & Company, Inc. .......................................................

                                                                                    ---------
          Total..................................................................   7,000,000
                                                                                    =========

     The Underwriting Agreement provides that the obligation of the Underwriters to purchase the shares of Common Stock offered hereby is subject to certain conditions. The Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may reallow, a discount not
in excess of $       per share to certain other dealers. After the public
offering of the Common Stock, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,050,000 additional shares of Common Stock at the public offering price, less the underwriting discount. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the shares of Common Stock offered by this Prospectus.

     The Company and all executive officers and directors of the Company have agreed not to offer for sale, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 90 days from the date of this Prospectus, without the prior written consent of Jefferies & Company, Inc.; provided, however, that the Company may issue and sell Common Stock pursuant to any stock bonus plan, stock grant plan or stock option plan in effect as of the date of this Prospectus.

     The Representatives have informed the Company that they do not expect the Underwriters to confirm sales of shares of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common Stock offered hereby, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Pursuant to a letter agreement between the Company and Jefferies & Company, Inc., Jefferies & Company, Inc. has acted and will continue to act as a financial advisor to the Company in connection with the acquisition of, merger or other combination with certain potential acquisition targets. If the Company completes a transaction with any such target, the Company will pay Jefferies & Company, Inc. certain usual and customary fees for such services. The Company has not paid Jefferies & Company, Inc. and is not obligated to pay Jefferies & Company, Inc., any compensation for services rendered under this agreement to date.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), expansion and other development trends of the land contract drilling industry, business strategy, expansion and growth of the Company's businesses and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulations; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma. Certain legal matters related to the offering of the Common Stock will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                            INDEPENDENT ACCOUNTANTS

     The consolidated balance sheet as of August 31, 1995 and 1994, and the consolidated statements of operations, redeemable preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1995, incorporated by reference or included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended November 30, 1995 and 1994 and February 29, 1996 and February 28, 1995, incorporated by reference or included in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information.

However, their separate reports included in the Company's quarterly reports on Form 10-Q for the periods ended November 30, 1995 and February 29, 1996, and incorporated by reference or included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                                                                                        PAGE
                                                                                        ----
AUDITED FINANCIAL STATEMENTS OF PARKER DRILLING COMPANY AND SUBSIDIARIES:
  Report of Independent Accountants...................................................
  Consolidated Balance Sheet as of August 31, 1995 and 1994...........................
  Consolidated Statement of Operations for the years ended August 31, 1995, 1994 and
     1993.............................................................................
  Consolidated Statement of Redeemable Preferred Stock and Stockholders' Equity for
     the years ended August 31, 1995, 1994 and 1993...................................
  Consolidated Statement of Cash Flows for the years ended August 31, 1995, 1994 and
     1993.............................................................................
  Notes to Consolidated Financial Statements for the years ended August 31, 1995, 1994 and 1993.........................................................................
UNAUDITED CONDENSED FINANCIAL STATEMENTS OF PARKER DRILLING COMPANY AND SUBSIDIARIES:
  Report of Independent Accountants...................................................
  Unaudited Consolidated Condensed Balance Sheets as of February 29, 1996, and
     August 31, 1995..................................................................
  Unaudited Consolidated Condensed Statements of Operations for the six months ended
     February 29, 1996 and February 28, 1995..........................................
  Unaudited Consolidated Condensed Statements of Cash Flows for the six months ended
     February 29, 1996 and February 28, 1995..........................................
  Notes to Unaudited Consolidated Condensed Financial Statements for the six months ended February 29, 1996 and February 28, 1995....................................

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Parker Drilling Company

     We have audited the accompanying consolidated balance sheet of Parker Drilling Company and subsidiaries as of August 31, 1995 and 1994, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parker Drilling Company and subsidiaries as of August 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma
October 17, 1995

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                        AUGUST 31,
                                                                                   ---------------------
                                                                                     1995         1994
                                                                                   --------     --------
                                                 ASSETS
Current assets:
  Cash and cash equivalents......................................................  $ 20,752     $ 10,660
  Other short-term investments...................................................     1,372        3,811
  Accounts and notes receivable, net of allowance for bad debts of $726 in 1995
    and $826 in 1994.............................................................    39,578       34,675
  Rig materials and supplies.....................................................    11,532        9,117
  Other current assets...........................................................     5,146        4,029
                                                                                   --------     --------
         Total current assets....................................................    78,380       62,292
                                                                                   --------     --------
Property, plant and equipment, at cost:
  Drilling equipment.............................................................   506,130      538,025
  Buildings, land and improvements...............................................    13,259       14,270
  Other..........................................................................    20,470       24,399
  Construction in progress.......................................................    14,759        5,247
                                                                                   --------     --------
                                                                                    554,618      581,941
  Less accumulated depreciation, depletion and amortization......................   432,360      454,763
                                                                                   --------     --------
         Net property, plant and equipment.......................................   122,258      127,178
                                                                                   --------     --------
Rig materials and supplies.......................................................     6,895        9,127
                                                                                   --------     --------
Deferred charges and other assets:
  Assets held for disposition (Note 2)...........................................     2,486        3,518
  Notes receivable, net of allowance of $70 in 1995 and $224 in 1994.............     1,817        2,871
  Other..........................................................................     5,123        4,362
                                                                                   --------     --------
         Total deferred charges and other assets.................................     9,426       10,751
                                                                                   --------     --------
         Total assets............................................................  $216,959     $209,348
                                                                                   ========     ========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............................................  $    289     $     --
  Accounts payable...............................................................     9,539        9,233
  Accrued liabilities............................................................     7,401        7,336
  Accrued income taxes...........................................................     5,109        5,053
                                                                                   --------     --------
         Total current liabilities...............................................    22,338       21,622
                                                                                   --------     --------
Long-term debt (Note 3)..........................................................     1,748           --
                                                                                   --------     --------
Deferred income tax (Note 4).....................................................        --          294
                                                                                   --------     --------
Other long-term liabilities......................................................     5,953        3,596
                                                                                   --------     --------
Minority interest................................................................        --        3,253
                                                                                   --------     --------
Commitments and contingencies (Note 9)
Preferred stock, $1 par value, 1,942,000 shares authorized, no shares
  outstanding....................................................................        --           --
                                                                                   --------     --------
Stockholders' equity:
  Common stock, $.16 2/3 par value, authorized 70,000,000 shares, issued and
    outstanding 55,722,183 shares (55,112,749 shares in 1994)....................     9,287        9,185
  Capital in excess of par value.................................................   205,310      202,403
  Retained earnings (accumulated deficit)........................................   (24,391)     (28,307)
  Other..........................................................................    (3,286)      (2,698)
                                                                                   --------     --------
         Total stockholders' equity..............................................   186,920      180,583
                                                                                   --------     --------
         Total liabilities and stockholders' equity..............................  $216,959     $209,348
                                                                                   ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (IN THOUSANDS EXCEPT EARNINGS (LOSS) PER SHARE
                    AND WEIGHTED AVERAGE SHARES OUTSTANDING)

                                                              FOR THE YEARS ENDED AUGUST 31,
                                                         ----------------------------------------
                                                            1995           1994           1993
                                                         ----------     ----------     ----------
Revenue:
  Drilling contracts...................................  $  153,075     $  147,480     $   96,719
  Other................................................       4,296          4,944          4,082
                                                         ----------     ----------     ----------
                                                            157,371        152,424        100,801
                                                         ----------     ----------     ----------
Operating expense:
  Drilling.............................................     113,132        114,732         69,237
  Other................................................       4,928          6,563          5,951
  Depreciation, depletion and amortization.............      21,643         21,950         20,400
  General and administrative...........................      19,165         18,314         17,593
  Provision for reduction in carrying value of certain
     assets (Note 2)...................................          --         19,718             --
                                                         ----------     ----------     ----------
                                                            158,868        181,277        113,181
                                                         ----------     ----------     ----------
Operating income (loss)................................      (1,497)       (28,853)       (12,380)
                                                         ----------     ----------     ----------
Other income and (expense):
  Interest expense.....................................         (88)           (11)           (53)
  Interest income......................................       1,272          1,161          1,729
  Minority interest....................................        (227)          (135)           149
  Other................................................       7,640            919           (469)
                                                         ----------     ----------     ----------
                                                              8,597          1,934          1,356
                                                         ----------     ----------     ----------
Income (loss) before income taxes......................       7,100        (26,919)       (11,024)
                                                         ----------     ----------     ----------
Income tax expense (benefit)...........................       3,184          1,887           (337)
                                                         ----------     ----------     ----------
Net income (loss)......................................  $    3,916     $  (28,806)    $  (10,687)
                                                         ==========     ==========     ==========
Earnings (loss) per share, primary and fully diluted...  $      .07     $     (.53)    $     (.20)
                                                         ==========     ==========     ==========
Weighted average shares outstanding (fully diluted)....  55,332,541     54,247,664     53,082,078
                                                         ==========     ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF REDEEMABLE PREFERRED
                         STOCK AND STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                       OTHER
                                                                                            ---------------------------
                                       REDEEMABLE               CAPITAL       RETAINED                       UNEARNED
                                       PREFERRED               IN EXCESS      EARNINGS       CURRENCY       RESTRICTED
                                         STOCK       COMMON     OF PAR      (ACCUMULATED    TRANSLATION     STOCK PLAN
                                        SERIES C     STOCK       VALUE        DEFICIT)      ADJUSTMENT     COMPENSATION
                                       ----------    ------    ---------    ------------    -----------    ------------
Balances, August 31, 1992............    $  157      $9,005    $ 197,467      $ 11,192         $(739)        $ (6,744)
  Redemption of preferred stock......      (157)
  Activity in employees' stock
     plans...........................                    16          524                                        2,976
  Acquisition of stock from certain
     employees.......................                   (11)        (373)
  Issuance of 925,000 common shares
     upon exercise of a warrant at
     $4.67 per share.................                   154        4,166
  Net income (loss)..................                                          (10,687)
  Cash dividends on preferred
     stock -- $.75 per share.........                                               (6)
  Currency translation adjustments
     associated with assets of
     subsidiary sold.................                                                            866
  Cumulative foreign exchange
     translation adjustments.........                                                           (127)
                                          -----      ------     --------      --------         -----          -------
Balances, August 31, 1993............        --       9,164      201,784           499            --           (3,768)
  Activity in employees' stock
     plans...........................                    28          916                                        1,070
  Acquisition of stock from certain
     employees.......................                    (7)        (297)
  Net income (loss)..................                                          (28,806)
                                          -----      ------     --------      --------         -----          -------
Balances, August 31, 1994............        --       9,185      202,403       (28,307)           --           (2,698)
  Activity in employees' stock
     plans...........................                   111        3,175                                         (588)
  Acquisition of stock from certain
     employees.......................                    (9)        (268)
  Net income.........................                                            3,916
                                          -----      ------     --------      --------         -----          -------
Balances, August 31, 1995............    $   --      $9,287    $ 205,310      $(24,391)        $  --         $ (3,286)
                                          =====      ======     ========      ========         =====          =======

   The accompanying notes are an integral part of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                FOR THE YEARS ENDED AUGUST 31,
                                                               --------------------------------
                                                                 1995        1994        1993
                                                               --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................................  $  3,916    $(28,806)   $(10,687)
  Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Depreciation, depletion and amortization................    21,643      21,950      20,400
     Loss (gain) on disposition of property, plant and
       equipment.............................................    (6,395)     (2,083)       (852)
     Provision for reduction in carrying value of certain
       assets................................................        --      19,718          --
     Deferred tax expense (benefit)..........................      (294)       (904)     (1,431)
     Amortization of deferred compensation and other.........     1,820       2,490       5,197
     Change in assets and liabilities:
       Accounts and notes receivable.........................    (4,105)    (10,889)      2,305
       Rig materials and supplies............................      (627)       (313)      1,696
       Other current assets..................................    (1,364)     (1,356)     (1,934)
     Accounts payable and accrued liabilities................     3,319       1,109         573
     Accrued income taxes....................................        56        (238)     (1,349)
     Minority interest.......................................       227         135        (149)
     Other assets............................................      (260)        137         (48)
                                                               --------    --------    --------
          Net cash provided by operating activities..........    17,936         950      13,721
                                                               --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the sale of property, plant and equipment....    11,711       4,740       7,150
  Capital expenditures.......................................   (21,540)    (34,764)    (18,717)
  Proceeds from sale of a subsidiary.........................        --          --       2,353
  Investments in affiliates..................................      (501)       (140)       (177)
  Decrease (increase) in other short-term and
     long-term investments...................................     2,439      27,608      (7,388)
  Other......................................................       121          --          --
                                                               --------    --------    --------
          Net cash provided by (used in) investing
            activities.......................................    (7,770)     (2,556)    (16,779)
                                                               --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of debt.............................  $    187    $     --    $     --
  Principal payments under debt obligations..................        --          --        (777)
  Repurchase of common stock.................................      (277)       (304)       (384)
  Proceeds from exercise of stock warrant....................        --          --       4,320
  Other......................................................        16          --        (819)
                                                               --------    --------    --------
          Net cash provided (used) by financing activities...       (74)       (304)      2,340
                                                               --------    --------    --------
Net increase (decrease) in cash and cash equivalents.........    10,092      (1,910)       (718)
Cash and cash equivalents at beginning of year...............    10,660      12,570      13,288
                                                               --------    --------    --------
Cash and cash equivalents at end of year.....................  $ 20,752    $ 10,660    $ 12,570
                                                               ========    ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest................................................  $      2    $     11    $     47
     Income taxes............................................  $  3,422    $  3,029    $  2,361

Supplemental noncash financing activity:

     In November 1994, the Company acquired a limited partner's ownership interest in two consolidated partnerships in exchange for a promissory note in the amount of $1,850,000.

     In May 1995, the Company received rig materials and supplies valued at $556,000 in lieu of payment on a note due the Company.

   The accompanying notes are an integral part of the consolidated financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation -- The consolidated financial statements include the accounts of Parker Drilling Company ("Parker Drilling") and all of its majority-owned subsidiaries (collectively, the "Company").

     Drilling Contracts -- The Company recognizes revenue and expenses on day rate contracts as the drilling progresses (percentage-of-completion method) because the Company does not bear the risk of completion of the well. For meterage contracts, the Company recognizes the revenue and expenses upon completion of the well (completed-contract method).

     Cash and Cash Equivalents -- For purposes of the balance sheet and the statement of cash flows, the Company considers cash equivalents to be all highly liquid debt instruments that had a remaining maturity of three months or less at the date of purchase.

     Other Short-term Investments -- Other short-term investments include primarily certificates of deposit, U.S. government securities and commercial paper having remaining maturities of greater than three months at the date of purchase and are stated at the lower of cost or market.

     Property, Plant and Equipment -- The Company provides for depreciation of property, plant and equipment primarily on the straight-line method over the estimated useful lives of the assets after provision for salvage value. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Management periodically evaluates the Company's assets to determine if they are not in excess of their net realizable value. Management considers a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining net realizable value. Assets are written down to reflect any decrease in net realizable value below their net carrying value (see Note 2).

     Rig Materials and Supplies -- Since the Company's foreign drilling generally occurs in remote locations, making timely outside delivery of spare parts unlikely, a complement of parts and supplies is maintained for each rig either at the drilling site or in warehouses close to the operations. During periods of high rig utilization, these parts are generally consumed and replenished within a one-year period. During a period of lower rig utilization in a particular location, the parts, like the related idle rigs, are generally not transferred to other foreign locations until new contracts are obtained because of the significant transportation costs which would result from such transfers. The Company classifies those parts which are not expected to be utilized in the following year as long-term assets.

     Income Taxes and Change in Accounting Policy -- During fiscal 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109:
Accounting for Income Taxes. Prior to the change the Company followed SFAS No. 96: Accounting for Income Taxes. Similar to SFAS No. 96, SFAS No. 109 utilizes the liability method and deferred income taxes (assets) are recorded to reflect the expected tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end. The change in this accounting policy had no effect upon net income for the year ended August 31, 1993.

     Earnings (Loss) Per Share -- Earnings (loss) per share is computed by dividing net income (loss), as adjusted for dividends on preferred stock, by the weighted average number of common shares outstanding during the period. Common shares issued under the 1969 Key Employees Stock Grant Plan, 1980 Incentive Career Stock Plan and the 1991 Stock Grant Plan are issued and outstanding and are only considered in the computation of weighted average shares outstanding when their effect on earnings per share is dilutive.

     Concentrations of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of national and international oil and natural gas companies. The Company generally does not require collateral on its trade receivables. Such credit risk is considered by management to be limited due to the large number of customers comprising

                    PARKER DRILLING COMPANY AND SUBSIDIARIES the Company's customer base. The Company places substantially all its interest-bearing investments with major financial institutions and, by policy, limits the amount of its credit exposure with respect to any single financial institution. At August 31, 1995, the Company had deposits in domestic banks in excess of federally insured limits of approximately $.3 million. In addition, the Company had deposits in foreign banks of $6.2 million which are not federally insured.

     Fair Market Value of Financial Instruments -- The carrying amount of the Company's cash and short-term investments and short-term and long-term debt had fair values that approximated their carrying amounts.

NOTE 2 -- PROVISION FOR REDUCTION IN CARRYING VALUE OF CERTAIN ASSETS

     During the fourth quarter of fiscal 1994, management analyzed its domestic operations and made the strategic decision to reorganize certain of these operations and sell certain of these assets. In Alaska, the Company decided to reduce operating and administrative costs and to look for opportunities to enter into joint ventures or combine operations with other drilling companies. As a result, the Company reduced the carrying value of certain assets in Alaska, including rigs, spare parts and property that were to be sold. The Company's Partech(R) manufacturing operations were downsized by the sale of land, buildings, equipment and excess inventories, and accordingly, the Company wrote down to net realizable value certain drilling equipment, property and inventories that were sold. In the lower 48 divisions, the Company disposed of a number of mechanical rigs and certain rig equipment which also were written down to net realizable value. Write-offs relating to the lower 48 and Alaska rigs resulted in the removal of 16 rigs from the Company's fleet. Aggregating the items described above, the Company recorded a $19,718,000 provision during the fourth quarter of fiscal 1994.

NOTE 3 -- LONG-TERM DEBT

                                                                            AUGUST 31,
                                                                         ----------------
                                                                          1995        1994
                                                                         ------       ---
                                                                           (DOLLARS IN
                                                                            THOUSANDS)
    Parker Drilling
      Note payable annually until November 2001 with interest at
         5.75%.......................................................    $1,850       $--
    Parker Drilling International of New Zealand, Ltd.
    Note payable monthly through February 2003 to bank with interest at bank's business lending rate plus margin (total rate at
      August 31, 1995 was 11.5%).....................................       187        --
                                                                         ------       ---
    Total debt.......................................................     2,037        --
    Less current portion.............................................       289        --
                                                                         ------       ---
              Total long-term debt...................................    $1,748       $--
                                                                         ======       ===

     The Company's long-term debt matures $289,000 each year for the years 1996 through 2000.

     The Company has a credit agreement which provides a $7,500,000 revolving credit facility through March 1, 1996. The credit agreement was subsequently amended in the fourth quarter of fiscal 1995 to extend the expiration date to May 31, 1996. Interest on the revolving credit facility is at prime plus 3/4 of one percent and commitment fees on the unused credit facility are 1/2 of one percent. The agreement requires, among other things, maintenance of minimum working capital and restricts capital expenditures and creation of additional indebtedness. Under this agreement, the payment of dividends on the Company's common stock is limited to the lesser of 40 percent of consolidated net income for the preceding fiscal year or $2,600,000. At August 31, 1995, all of the credit facility was available for drawdown.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

NOTE 4 -- INCOME TAXES

     Income (loss) before income taxes (in thousands) is summarized as follows:

                                                                YEARS ENDED AUGUST 31,
                                                           --------------------------------
                                                            1995        1994         1993
                                                           ------     --------     --------
    United States........................................  $1,180     $(33,929)    $(11,318)
    Foreign..............................................   5,920        7,010          294
                                                           ------     --------     --------
                                                           $7,100     $(26,919)    $(11,024)
                                                           ======     ========     ========

     Income tax expense (benefit) (in thousands) is summarized as follows:

                                                                 YEARS ENDED AUGUST 31,
                                                              -----------------------------
                                                               1995       1994       1993
                                                              ------     ------     -------
    Current:
      United States:
         Federal............................................  $   --     $   --     $  (110)
         State..............................................      --       (246)          6
      Foreign...............................................   3,478      3,037       1,198
    Deferred:
      United States:
         Federal............................................      --       (326)         --
         State..............................................      --         --          --
      Foreign...............................................    (294)      (578)     (1,431)
                                                              ------     ------     -------
                                                              $3,184     $1,887     $  (337)
                                                              ======     ======     =======

     During fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109: Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Total income tax expense (benefit) differs from the amount computed by multiplying income (loss) before income taxes by the U.S. federal income tax statutory rate. The reasons for this difference (dollars in thousands) are as follows:

                                                              YEARS ENDED AUGUST 31,
                                            ----------------------------------------------------------
                                                  1995                1994                 1993
                                            ----------------    -----------------    -----------------
                                                       % OF                 % OF                 % OF
                                                      PRETAX               PRETAX               PRETAX
                                                      INCOME               INCOME               INCOME
                                            AMOUNT    (LOSS)    AMOUNT     (LOSS)    AMOUNT     (LOSS)
                                            ------    ------    -------    ------    -------    ------
Computed expected tax expense (benefit)...  $2,414      34%     $(9,153)     (34)%   $(3,748)     (34)%
Foreign tax at rates different than
  U.S.....................................   1,171      16%          76       --        (333)      (3)%
Utilization of loss carryforwards.........    (401)     (5)%         --       --          --       --
Limitation on recognition of tax
  benefit.................................      --      --       11,536       43%      3,848       35%
Other.....................................      --      --         (572)      (2)%      (104)      (1)%
                                                        --
                                            ------              -------      ---     -------      ---
Actual tax expense (benefit)..............  $3,184      45%     $ 1,887        7%    $  (337)      (3)%
                                            ======      ==      =======      ===     =======      ===

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

     The components of the Company's tax assets and (liabilities) as of August 31, 1995 and 1994, are shown below (in thousands):

                                                                           1995         1994
                                                                         --------     --------
Domestic:
  Deferred tax assets:
     Net operating loss and tax credit carryforwards...................  $ 67,259     $ 67,379
     Reserves established against realization of certain assets........     1,089        1,455
     Accruals not deducted for tax purposes............................     4,169        4,561
     Depreciation of property, plant and equipment.....................     3,385        8,913
                                                                         --------     --------
                                                                           75,902       82,308
  Deferred tax liabilities:
     Depreciation of property, plant and equipment.....................    (8,408)     (13,503)
                                                                         --------     --------
  Net deferred tax asset...............................................    67,494       68,805
  Valuation allowance..................................................   (67,494)     (68,805)
                                                                         --------     --------
                                                                         $     --     $     --
                                                                         ========     ========
Foreign:
  Depreciation of property, plant and equipment........................  $     --     $    294
                                                                         --------     --------
  Deferred tax liability...............................................  $     --     $    294
                                                                         ========     ========

     At August 31, 1995, the Company had $137,500,000 net operating loss carryforwards for tax purposes which expire over a fifteen year period beginning in the year 2000. In addition, the Company had $13,600,000 investment tax credit carryforwards for tax purposes which expire over a fifteen year period beginning in the year 1997.

NOTE 5 -- REDEEMABLE PREFERRED STOCK

     In January 1984, the Company began redeeming annually one-tenth of the $.75 cumulative Series C preferred stock shares then outstanding and completed the redemption in January 1993.

NOTE 6 -- COMMON STOCK AND STOCK OPTIONS

     The Company's 1969 Key Employees Stock Grant Plan (formerly the 1969 Key Employees Stock Option Plan) was amended in December 1990 to provide for the issuance of 223,000 shares of common stock for no cash consideration to key non-officer employees. Each employee receiving a grant of shares may dispose of 15 percent of his/her grant on each annual anniversary date from the date of grant for the first four years. On the fifth year anniversary, the employee may dispose of the remaining 40 percent of his/her grant. No shares were granted in fiscal 1995 and 1994. In fiscal 1995, 1,375 shares were cancelled leaving 1,375 shares reserved for issuance or available for granting as of August 31, 1995.

     The Company's 1980 Incentive Career Stock Plan ("1980 Plan") provides for the issuance of 2,100,000 shares of common stock for no cash consideration to key employees. Each employee receiving a grant of shares may dispose of 15 percent of his/her grant on each annual anniversary date from the date of grant for the first four years. On the fifth year anniversary, the employee may dispose of the remaining 40 percent of his/her grant. No shares were granted and no shares were cancelled in fiscal 1994. No shares were granted in fiscal 1995 and 3,500 shares were cancelled leaving 6,250 shares reserved for issuance and available for granting at August 31, 1995.

     The Company's 1991 Stock Grant Plan ("1991 Plan") provides for the issuance to officers and key employees of up to 3,160,000 shares of common stock for no cash consideration. Shares granted under the

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

1991 Plan are fully vested no earlier than 24 months from the effective date of the grant and not later than 36 months. The specific vesting schedule for each grant is determined at the time of grant. During fiscal 1994, 45,000 shares were granted and no shares were cancelled. In fiscal 1995, 545,000 shares were granted and no shares were cancelled leaving 1,580,195 shares reserved for issuance and available for granting at August 31, 1995.

     The fair market value of the common stock at date of grant for the Plans is recorded as deferred compensation and amortized to expense over the period during which the restrictions lapse. Deferred compensation is shown as a deduction from stockholders' equity.

     During fiscal 1995, 1994 and 1993, the Company purchased 51,279, 41,638 and 64,173 Parker Drilling shares, respectively, from certain of its employees who had received stock grants under the 1991 and 1980 Plans. The Company acquired the shares at the market price (weighted average price was $5.40 per share in fiscal 1995, $7.31 per share in fiscal 1994 and $5.98 per share in fiscal 1993). The proceeds were used to pay the employees' tax withholding obligations arising from the vesting of shares under the Plans.

     The 1994 Non-Employee Director Stock Option Plan ("Director Plan") was approved by shareholders of the Company on December 14, 1994. The Director Plan provides for the issuance of options to purchase up to 200,000 shares of the Company's common stock. The option price per share is equal to the fair market value of a Parker Drilling share on the date of grant. The term of each option is ten years, and an option first becomes exercisable six months after the date of grant. Under the Plan, on the first trade day of each calendar year, each person who is then a non-employee director of the Company will be automatically granted an option to purchase 5,000 shares of common stock.

     The 1994 Executive Stock Option Plan ("Option Plan") was approved by shareholders of the Company on December 14, 1994. The Option Plan provides for the granting of a maximum of 2,400,000 shares to key employees and consultants of the Company and its subsidiaries through the granting of stock options, stock appreciation rights and restricted and deferred stock awards. The option price per share may not be less than 50% of the fair market value of a share on the date the option is granted. The maximum term of a non-qualified option may not exceed fifteen years and the maximum term of an incentive option is ten years.

     Information regarding the Company's stock option plans is summarized below:

                                                                              1994 OPTION PLAN
                                                                           ----------------------
                                                                 1994                     NON-
                                                               DIRECTOR    INCENTIVE    QUALIFIED
                                                                 PLAN       OPTIONS      OPTIONS
                                                               --------    ---------    ---------
    Shares under option:
      Outstanding at September 1, 1994.......................       --            --           --
      Granted................................................   15,000       733,000      147,000
      Exercised..............................................       --            --       (7,000)
      Cancelled..............................................       --            --           --
                                                               --------    ---------    ---------
      Outstanding at August 31, 1995.........................   15,000       733,000      140,000
    Average option price per share at August 31, 1995........    $4.56         $4.50        $2.25
    Options exercisable at August 31, 1995...................   15,000       733,000       42,000

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

     The following is a summary of common stock reserved for issuance at fiscal year end:

                                                                      1995          1994
                                                                    ---------     ---------
    Key employee stock plans......................................  4,180,820     2,127,945
    Stock Bonus Plan..............................................    186,279        79,867
    Warrants(1)...................................................    400,000       400,000
                                                                    ---------     ---------
              Total shares reserved for issuance..................  4,767,099     2,607,812
                                                                    =========     =========

- ---------------

(1) Warrants for 400,000 shares are exercisable at $3.88 per share, subject to certain adjustments, no later than October 24, 1995.

NOTE 7 -- EMPLOYEE BENEFIT PLANS

     The Parker Drilling Company Stock Bonus Plan ("Plan") was adopted effective September 1980 for employees of Parker Drilling and its subsidiaries who are U.S. citizens and who have completed one year of service with the Company. It was amended in 1983 to qualify as a 401(k) plan under the Internal Revenue Code which permits a specified percentage of an employee's salary to be voluntarily contributed on a before-tax basis and to provide for a Company matching feature. Participants may contribute from one percent to 15 percent of eligible earnings and direct contributions to one or more of seven investment funds. The Company presently makes dollar-for-dollar matching contributions up to three percent of a participant's compensation. The Company's matching contribution is made in Parker Drilling common stock. The Plan was amended in 1989 to change the vesting schedule to no percent vesting if a participant has less than five years of service and 100 percent vesting if a participant has five or more years of service. Each Plan year, Company contributions can be made, at the discretion of the Board of Directors, in amounts not exceeding the permissible deductions under the Internal Revenue Code. The Company issued 113,399 shares to the Plan in 1995, 123,619 shares in 1994 and 95,177 shares in 1993.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

NOTE 8 -- BUSINESS SEGMENTS

     Information regarding the Company's operations by geographic area is as follows:

                                                             1995        1994        1993
                                                           --------    --------    --------
                                                                (DOLLARS IN THOUSANDS)
    Operations by Geographic Area
    Revenue:
      United States......................................  $ 28,487    $ 30,975    $ 30,936
      Other Western Hemisphere...........................    76,115      52,722      31,604
      Asia Pacific.......................................    44,911      43,445      22,556
      Africa, Middle East and C.I.S......................     7,858      25,282      15,705
                                                           --------    --------    --------
              Total revenue..............................  $157,371    $152,424    $100,801
                                                           ========    ========    ========
    Operating income (loss):
      United States......................................  $ (7,609)   $(30,518)   $(11,355)
      Other Western Hemisphere...........................      (921)     (5,937)        792
      Asia Pacific.......................................     8,701       6,771      (1,240)
      Africa, Middle East and C.I.S......................    (1,668)        831        (577)
                                                           --------    --------    --------
              Total operating income (loss)..............  $ (1,497)   $(28,853)   $(12,380)
                                                           ========    ========    ========
    Identifiable assets:
      United States......................................  $ 71,233    $ 64,337    $121,130
      Other Western Hemisphere...........................    83,345      73,688      39,420
      Asia Pacific.......................................    49,223      43,456      43,176
      Africa, Middle East and C.I.S......................    13,158      27,867      32,616
                                                           ========    ========    ========
              Total identifiable assets..................  $216,959    $209,348    $236,342
                                                           ========    ========    ========

     Two customers accounted for approximately 22 percent and 13 percent, respectively, of total revenue in 1995. Three customers accounted for approximately 14 percent, 12 percent and 11 percent, respectively, of total revenue in 1994. Three customers accounted for approximately 22 percent, 14 percent and 10 percent, respectively, of total revenue in 1993. Operating income
(loss) is total revenue less operating expenses including depreciation, depletion and amortization and an allocation of general corporate expenses based on rig operating days. Operating income (loss) excludes interest expense, interest capitalized, non-operating income or expense and income taxes.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     At August 31, 1995, the Company had letters of credit facilities of $17,651,000 of which $7,277,000 had been issued.

     Certain officers have entered into a Severance Compensation and Consulting Agreement ("the Agreement") with the Company. The Agreement has an initial ten year term and provides certain benefits upon a change in control. A change in control includes certain mergers, sale of all of the Company's assets, liquidation of the Company or a third party acquiring a greater percentage of stock than the aggregate ownership of Robert L. Parker, Robert L. Parker Jr. and Robert L. Parker Trust. After a change in control occurs, if an officer is terminated other than for cause or resigns for good reason, the Agreement provides for a payment of three times the annual cash compensation, a one year consulting agreement at the officer's annual cash compensation, miscellaneous executive benefits and extended life and health benefits for four years.

     A former employee ("Plaintiff") was injured while working for the Company on a rig owned and operated by another firm ("Defendant") for which he sought damages against the firm. Pursuant to the

                    PARKER DRILLING COMPANY AND SUBSIDIARIES indemnity provision in the contract between the Company and the Defendant, the Company agreed to defend and indemnify the Defendant. The litigation ultimately resulted in a settlement in favor of the Plaintiff totalling $6,750,000. Because certain findings of fact by the jury created a dispute over the obligations of the Company under the indemnity provision, the Defendant and the Company entered into litigation to determine liability for funding the settlement. This ancillary proceeding also resulted in a settlement, with the Defendant agreeing to pay $1,687,000 and the Company $5,063,000.

     The Company has filed suit against its excess insurer claiming reimbursement of the compensatory portion of the settlement with the Plaintiff. The Company has also commenced legal proceeding against the counsel retained to defend the Defendant claiming that the Company was damaged in having to indemnify the Defendant for the balance of the settlement with the Plaintiff due to the malpractice/misrepresentation of the counsel. During fiscal 1994, the Company recorded a $2,562,000 expense related to this litigation.

     In addition, the Company is a party to various other lawsuits and claims arising out of the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the results of operations or the financial position of the Company.

NOTE 10 -- RELATED PARTY TRANSACTIONS

     At August 31, 1995, the Company owned an insurance policy on the life of Mr. R. L. Parker, chairman and a principal stockholder. The Company is the beneficiary of this policy which was issued pursuant to a Stock Purchase Agreement ("Agreement") approved by vote of the stockholders at the 1975 Annual Meeting on December 10, 1975. This Agreement was entered into between the Company and the Robert L. Parker Trust and provides that upon the death of Robert L. Parker, the Company would be required, at the option of the Trust, to purchase from the Trust at a discounted price the amount of Parker Drilling common stock which could be purchased with the proceeds of the policy of $7,000,000. On August 3, 1994, the Company and the Trust modified this Agreement so that the Company will have the option but not the obligation to purchase the stock at a discounted price with the proceeds or to retain the entire proceeds upon the death of Robert L. Parker. If action under the agreement had been required at August 31, 1995, and the Company elected to purchase Parker Drilling common stock from the Trust, Parker Drilling's outstanding common stock would have been reduced by approximately three percent.

     As a part of the agreement to terminate the option held by the Trust and to grant the Company a limited option to purchase stock at a discounted price, the Company has also agreed to pay a premium of $655,019 annually for a split dollar last-to-die life insurance policy on Robert L. Parker and Mrs. Robert L. Parker. Upon the deaths of Mr. Parker and Mrs. Parker, the Company will be reimbursed by the Robert L. Parker Sr. and Catherine M. Parker Family Trust from the proceeds of the policy for the full amount of premiums paid plus interest at the one-year treasury bill rate on the premiums paid after fiscal year 1999. Additionally, Robert L. Parker Jr., Chief Executive Officer of the Company and son of Robert
L. Parker, will receive as a beneficiary of the Trust one-third of the net proceeds of this policy. The face value of the policy is $13,200,000.

NOTE 11 -- SUPPLEMENTARY INFORMATION

     Maintenance and repairs expense for the years ended August 31, 1995, 1994 and 1993 was $14,364,000, $15,548,000 and $10,149,000, respectively.
Advertising, royalties, taxes other than payroll and income taxes, depreciation and amortization of intangible assets, pre-operating costs and similar deferrals were each less than one percent of total revenue. At August 31, 1995, accrued liabilities included $1,178,000 of workers' compensation liabilities and $2,981,000 of accrued payroll and payroll taxes. At August 31, 1994, accrued liabilities included $2,236,000 of workers' compensation liabilities and $2,714,000 of accrued payroll and

                    PARKER DRILLING COMPANY AND SUBSIDIARIES payroll taxes. Other long-term liabilities included $1,679,000 and $1,179,000 of workers' compensation liabilities as of August 31, 1995 and 1994, respectively.

NOTE 12 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  QUARTER
                                          --------------------------------------------------------
                                           FIRST      SECOND       THIRD      FOURTH       TOTAL
                                          -------     -------     -------     -------     --------
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Fiscal 1995
  Revenue...............................  $33,283     $38,738     $43,259     $42,091     $157,371
  Gross profit(2).......................  $ 1,558     $ 5,005     $ 5,666     $ 5,439     $ 17,668
  Operating income (loss)...............  $(3,457)    $  (135)    $ 1,016     $ 1,079     $ (1,497)
  Net income (loss).....................  $(1,093)    $    69     $ 2,050     $ 2,890     $  3,916
  Primary and fully diluted earnings
     (loss) per share...................  $  (.02)    $   .00     $   .04     $   .05     $    .07

                                                                  QUARTER
                                         ----------------------------------------------------------
                                          FIRST      SECOND       THIRD      FOURTH(1)      TOTAL
                                         -------     -------     -------     ---------     --------
                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Fiscal 1994
  Revenue..............................  $40,043     $40,732     $36,679     $  34,970     $152,424
  Gross profit(2)......................  $ 6,044     $ 3,751     $ 1,049     $  (1,665)    $  9,179
  Operating income(loss)...............  $ 1,994     $(1,163)    $(2,936)    $ (26,748)    $(28,853)
  Net income (loss)....................  $ 1,608     $  (750)    $(2,791)    $ (26,873)    $(28,806)
  Primary and fully diluted earnings
     (loss) per share..................  $   .03     $  (.01)    $  (.05)    $    (.49)    $   (.53)(3)

- ---------------

(1) The fourth quarter of fiscal 1994 includes a $19,718,000 provision for reduction in carrying value of certain assets and a $2,562,000 charge for litigation discussed in Notes 2 and 9, respectively.

(2) Gross profit is calculated by excluding general and administrative expense and provision for reduction in carrying value of certain assets from operating income (loss), as reported in the consolidated statement of operations.

(3) As a result of shares issued during the year, earnings (loss) per share for the year's four quarters, which are based on average shares outstanding during each quarter, do not equal the annual earnings (loss) per share, which is based on the average shares outstanding during the year.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Parker Drilling Company

     We have reviewed the consolidated condensed balance sheet of Parker Drilling Company and subsidiaries as of February 29, 1996, and the related consolidated condensed statements of operations for the six months periods ended February 29, 1996 and February 28, 1995 and consolidated condensed statements of cash flows for the six month periods ended February 29, 1996 and February 28, 1995. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted standards, the consolidated balance sheet as of August 31, 1995, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the year then ended (not presented herein); and in our report, dated October 17, 1995, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of August 31, 1995, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

                                          COOPERS & LYBRAND L.L.P.

Tulsa, Oklahoma
April 12, 1996

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                                        FEBRUARY 29,     AUGUST 31,
                                                                            1996            1995
                                                                        ------------     ----------
Current assets:
  Cash and cash equivalents...........................................    $ 14,766        $  20,752
  Other short-term investments........................................       6,581            1,372
  Accounts and notes receivable.......................................      38,994           39,578
  Rig materials and supplies..........................................      11,127           11,532
  Other current assets................................................       4,441            5,146
                                                                          --------         --------
          Total current assets........................................      75,909           78,380
Property, plant and equipment less accumulated depreciation, depletion and amortization of $414,814 at February 29, 1996, and $432,360 at
  August 31, 1995.....................................................     122,342          122,258
Other noncurrent assets...............................................      24,215           16,321
                                                                          --------         --------
          Total assets................................................    $222,466        $ 216,959
                                                                          ========         ========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt...................................    $    289        $     289
  Accounts payable and accrued liabilities............................      15,616           16,940
  Accrued income taxes................................................       6,550            5,109
                                                                          --------         --------
          Total current liabilities...................................      22,455           22,338
                                                                          --------         --------
Long-term debt........................................................       1,473            1,748
                                                                          --------         --------
Other long-term liabilities...........................................       6,755            5,953
                                                                          --------         --------
Common stock, $.16 2/3 par value......................................       9,364            9,287
Capital in excess of par value........................................     207,095          205,310
Retained earnings (accumulated deficit)...............................     (22,153)         (24,391)
Other.................................................................      (2,523)          (3,286)
                                                                          --------         --------
          Total stockholders' equity..................................     191,783          186,920
                                                                          --------         --------
          Total liabilities and stockholders' equity..................    $222,466        $ 216,959
                                                                          ========         ========

     See accompanying notes to consolidated condensed financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                      -----------------------------
                                                                      FEBRUARY 29,     FEBRUARY 28,
                                                                          1996             1995
                                                                      ------------     ------------
Revenue:
  Drilling contracts................................................    $ 78,280         $ 69,780
  Other.............................................................       2,359            2,241
                                                                         -------          -------
          Gross operating revenue...................................      80,639           72,021
                                                                         -------          -------
Operating expense:
  Drilling..........................................................      53,987           51,867
  Other.............................................................       2,820            2,665
  Depreciation, depletion and amortization..........................      10,712           10,926
  General and administrative........................................      10,628           10,155
                                                                         -------          -------
                                                                          78,147           75,613
                                                                         -------          -------
Operating income (loss).............................................       2,492           (3,592)
                                                                         -------          -------
Other income and (expense):
  Interest expense..................................................         (53)             (35)
  Interest income...................................................         699              577
  Other income (expense) -- net.....................................       1,875            3,281
                                                                         -------          -------
                                                                           2,521            3,823
                                                                         -------          -------
Income before income taxes..........................................       5,013              231
                                                                         -------          -------
Income tax expense..................................................       2,775            1,255
                                                                         -------          -------
Net income (loss)...................................................       2,238           (1,024)
                                                                         -------          -------
Earnings (loss) per share, primary and fully diluted................    $    .04         $   (.02)
                                                                         =======          =======
Number of common shares used in computing earnings (loss) per share:
  Primary...........................................................  55,863,977       54,610,611
  Fully diluted.....................................................  55,950,437       54,610,611

     See accompanying notes to consolidated condensed financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                      -----------------------------
                                                                      FEBRUARY 29,     FEBRUARY 28,
                                                                          1996             1995
                                                                      ------------     ------------
Cash flows from operating activities:
  Net income (loss).................................................    $  2,238         $ (1,024)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation, depletion and amortization.......................      10,712           10,926
     Expenses not requiring cash....................................         917             (180)
     Change in operating assets and liabilities.....................         847              720
     Other -- net...................................................      (1,926)          (1,552)
                                                                        --------          -------
          Net cash provided by operating activities.................      12,788            8,890
                                                                        --------          -------
Cash flows from investing activities:
  Capital expenditures..............................................     (17,850)          (6,174)
  Proceeds from the sale of equipment...............................       4,234            5,427
  Decrease (increase) in short-term investments.....................      (5,209)           2,781
  Other -- net......................................................      (1,140)             121
                                                                        --------          -------
          Net cash provided (used) by investing activities..........     (19,965)           2,155
                                                                        --------          -------
Cash flows from financing activities:
  Proceeds from exercise of stock warrants..........................       1,552               --
  Other.............................................................        (361)            (106)
                                                                        --------          -------
          Net cash provided (used) by financing activities..........       1,191             (106)
                                                                        --------          -------
Net change in cash and cash equivalents.............................      (5,986)          10,939
Cash and cash equivalents at beginning of period....................      20,752           10,660
                                                                        --------          -------
Cash and cash equivalents at end of period..........................    $ 14,766         $ 21,599
                                                                        ========          =======
Supplemental disclosure:
  Interest paid.....................................................    $    109         $      2
  Taxes paid........................................................    $  1,334         $  1,641

Supplemental noncash financing activity:

     In November 1994, the Company acquired a limited partner's ownership interest in two consolidated partnerships in exchange for a promissory note in the amount of $1,850,000.

     See accompanying notes to consolidated condensed financial statements.

                    PARKER DRILLING COMPANY AND SUBSIDIARIES

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements reflect all adjustments (of a normally recurring nature) which are necessary for a fair presentation of (1) the financial position as of February 29, 1996 and August 31, 1995, (2) the results of operations for the six months ended February 29, 1996 and February 28, 1995, and (3) cash flows for the six months ended February 29, 1996 and February 28, 1995. Results for the six months ended February 29, 1996, are not necessarily indicative of the results which will be realized for the year ending August 31, 1996. The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The financial statements should be read in conjunction with the Company's Form 10-K for the year ended August 31, 1995.

2. Earnings per common share are based on the weighted average number of common shares and common share equivalents outstanding during the period. Common shares granted under the 1969 Key Employee Stock Grant Plan, 1980 Incentive Career Stock Plan and the 1991 Stock Grant Plan are issued and outstanding and are only considered in the computation of weighted average shares outstanding when their effect on earnings per share is dilutive.

3. In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" was issued. The statement establishes accounting standards for the impairment of long-lived assets, such as the Company's drilling, transportation and other equipment and will be effective for the Company beginning with the year ending August 31, 1997. The Company does not believe the new standard will have a material effect on the Company's financial position or results of operations.

  In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" was issued. The statement requires the computation of compensation for grants of stock, stock options and other equity instruments issued to employees based on fair value. The compensation calculated is to be either recorded as an expense in the financial statements or, alternatively, disclosed. The Company anticipates it will elect the disclosure method of complying with the new standard. Under the provisions of the new statement, it is anticipated pro forma net income to be disclosed will be lower than net income reported in the financial statements.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                             ---------------------
                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Available Information.....................   2
Incorporation of Certain Documents By
  Reference...............................   2
Prospectus Summary........................   3
Summary of Consolidated Financial Data....   6
Risk Factors..............................   7
Use of Proceeds...........................   9
Price Range of Common Stock and
  Dividends...............................   9
Selected Consolidated Financial Data......  10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  11
Business..................................  15
Management................................  21
Description of Capital Stock..............  23
Underwriting..............................  25
Forward-Looking Statements................  26
Legal Matters.............................  26
Independent Accountants...................  26
Index to Consolidated Financial
  Statements.............................. F-1

     UNTIL                (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                7,000,000 SHARES

                         [LOGO OF COMPANY APPEARS HERE]

                                     PARKER
                                    DRILLING
                                    COMPANY
                                  COMMON STOCK
                                   PROSPECTUS
                           JEFFERIES & COMPANY, INC.
                                            , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     All amounts, which are payable by the Registrant, are estimated except for the SEC and NASD fees.

    SEC registration fee.....................................................    $20,472
    NASD filing fee..........................................................      6,437
    New York Stock Exchange additional listing fee...........................          *
    Accounting fees and expenses.............................................          *
    Legal fees and expenses..................................................          *
    Blue Sky fees and expenses (including legal fees)........................          *
    Printing and shipping costs..............................................          *
    Miscellaneous............................................................          *
                                                                                 -------
              Total..........................................................    $
                                                                                 =======

- ---------------

* To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's By-Laws provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she was a director or officer of the Registrant (or was serving at the request of the Registrant as a director, officer, employee or agent for another entity) will be indemnified and held harmless by the Registrant, to the full extent authorized by the Delaware General Corporation Law.

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     The Registrant's Certificate of Incorporation provides that to the fullest extent permitted by Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. The Delaware General Corporation Law permits Delaware corporations to include in their certificates of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only limitations imposed under the statute are that the provision may not eliminate or limit a director's liability (i) for breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or known violations of law, (iii) for the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) for transactions in which the director received an improper personal benefit.

     The Registrant is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its By-Laws. In addition, directors and officers are insured, at the Registrant's expense, against certain liabilities which might arise out of their employment and are not subject to indemnification under the By-Laws.

     The form of Underwriting Agreement included as Exhibit 1.1 provides for indemnification of the Registrant and certain controlling persons under certain circumstances, including liabilities under the Securities Act of 1933.

     The foregoing summaries are necessarily subject to the complete text of the statute, Certificate of Incorporation, By-Laws and agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS.

      EXHIBIT
       NUMBER                                      DESCRIPTION
      -------                                      -----------
        1.1**        -- Form of Underwriting Agreement.
        4.2**        -- Form of stock certificate for Common Stock, par value $.16 2/3 per share.
        5.1**        -- Opinion of Conner & Winters, A Professional Corporation, as to
                        legality of Common Stock.
       15.1*         -- Letter re: Unaudited interim financial information.
       23.1*         -- Consent of Independent Accountants
       23.2**        -- Consent of Conner & Winters, A Professional Corporation (included in
                        Exhibit 5.1).
       24.1*         -- Power of Attorney (included on the signature page to this
                        Registration Statement).

- ---------------
 * Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification of liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or

     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duty authorized, in the City of Tulsa, State of Oklahoma, on May 30, 1996.

                                     PARKER DRILLING COMPANY

                                     By   /s/  ROBERT L. PARKER JR.
                                        ---------------------------------------
                                          Robert L. Parker Jr.
                                          President and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints James J. Davis and I.E. Hendrix, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ----------------------------   -----------------
         /s/  ROBERT L. PARKER                  Chairman of the Board and        May 30, 1996
- ---------------------------------------------     Director
               Robert L. Parker

        /s/  ROBERT L. PARKER JR.               President and Chief              May 30, 1996
- ---------------------------------------------     Executive Officer and
             Robert L. Parker Jr.                 Director (Principal
                                                  Executive Officer)


        /s/  JAMES J. DAVIS                     Vice President of Finance        May 30, 1996
- ---------------------------------------------     and Chief Financial
             James J. Davis                       Officer (Principal
                                                  Financial Officer)


         /s/  RANDY L. ELLIS                    Corporate Controller             May 30, 1996
- ---------------------------------------------     (Principal Accounting
              Randy L. Ellis                      Officer)


                                                Executive Vice President and
- ---------------------------------------------     Chief Operating Officer
              James W. Linn                       and Director

                  SIGNATURE                                TITLE                     DATE
                  ---------                                -----                     ----
        /s/  EARNEST F. GLOYNA                            Director               May 30, 1996
- -------------------------------------------
             Earnest F. Gloyna

           /s/  DAVID L. FIST                             Director               May 30, 1996
- -------------------------------------------
                David L. Fist

      /s/  R. RUDOLPH REINFRANK                           Director               May 30, 1996
- -------------------------------------------
           R. Rudolph Reinfrank

                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                                DESCRIPTION
- ----------                              -----------
   1.1**   -- Form of Underwriting Agreement.
   4.2**   -- Form of stock certificate for Common Stock, par value $.16 2/3 per share.
   5.1**   -- Opinion of Conner & Winters, A Professional Corporation, as to
              legality of Common Stock.
  15.1*    -- Letter re: unaudited interim financial information
  23.1*    -- Consent of Independent Accountants
  23.2**   -- Consent of Conner & Winters, A Professional Corporation (included in Exhibit 5.1).
  24.1*    -- Power of Attorney (included on the signature page to this
              Registration Statement).

- ---------------
 * Filed herewith.

** To be filed by amendment.